Use these links to rapidly review the document
Table of Contents

Exhibit 99.1

Alibaba Group Supplemental and Updated Disclosures

Alibaba Group Holding Limited, or we, has/have filed an application, or the Listing Application, with the Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, in connection with a proposed secondary listing, or the Listing, of our ordinary shares, or the Shares, on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering, or the Offering, of the Shares.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of our business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended March 31, 2019. This Supplemental and Updated Disclosure exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in our Form 20-F and other disclosures furnished on Form 6-K.

As we have applied for a secondary listing on the Hong Kong Stock Exchange, the New York Stock Exchange will continue to be our primary listing venue. We have also applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Stock Exchange Listing Rules. If these applications are approved, we would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are subject, as discussed in greater detail below. We do not expect the Listing to result in significant additional compliance or disclosure obligations for our company.

Save for the translation for financial information as of or for the three months ended September 30, 2019 and unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB6.8650 to US$1.00, the exchange rate on June 28, 2019 set forth in the H.10 statistical release of the Federal Reserve Board.

There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

– i –

– ii –

RECENT DEVELOPMENTS

The following section presents updates relating to selected investment and acquisition activity and operating and financial information subsequent to the quarter ended June 30, 2019. For supplemental financial information concerning the quarter ended June 30, 2019, please refer to the section titled "Financial Information" herein. For our audited consolidated financial statements for the quarter ended June 30, 2019 and as of that date, and for our unaudited consolidated financial statements for the quarter ended September 30, 2019 and as of that date, please refer to our separate Form 6-Ks and accompanying exhibits that were furnished on November 13, 2019.

Selected Investments and Acquisitions

In September 2019, we acquired a 100% equity interest in HQG, Inc., or Kaola, an import e-commerce platform in China, for an aggregate purchase price of US$1,825 million in cash and shares. With this acquisition, we aim to further elevate our import service and experience for Chinese consumers through synergies across the Alibaba digital economy.

In September 2019, we received a newly-issued 33% equity interest in Ant Small and Micro Financial Services Group Co., Ltd., or Ant Financial, and accounted for it under the equity method, following the satisfaction of the closing conditions set forth in the 2014 transaction agreements and the relevant amendments to those agreements. Upon closing of the issuance, the profit-sharing arrangement with Ant Financial terminated.

In October 2019, we, together with Ant Financial, agreed to acquire new and existing shares of Meinian Onehealth Healthcare Holdings Co Ltd, or Meinian, representing a minority stake in Meinian for a total consideration of RMB6,700 million (US$937 million). The completion of the transaction is subject to customary closing conditions including receipt of the required regulatory approval.

In November 2019, we subscribed for newly issued ordinary shares of Cainiao Smart Logistics Network Limited, or Cainiao Network, together with certain of Cainiao Network's existing shareholders in connection with its equity financing transaction and to purchase certain equity interest from an existing Cainiao Network shareholder, for a total consideration of US$3,325 million. Upon the completion of these transactions, our equity interest in Cainiao Network increased from approximately 51% to approximately 63%.

Financial and Operational Highlights

On November 11, 2019, our China retail marketplaces, Lazada, AliExpress, Kaola and new retail and consumer services platforms generated GMV of RMB268.4 billion settled within a 24-hour period.

There were 693 million annual active consumers on our China retail marketplaces for the twelve months ended September 30, 2019. There were 785 million mobile MAUs on our China retail marketplaces for the month ended September 30, 2019.

RECENT DEVELOPMENTS

On November 1, 2019, we announced our unaudited financial results for the three months ended September 30, 2019.

Selected Unaudited Consolidated Income Statements Data

The table below sets forth our selected unaudited financial data (including non-GAAP measures) for the three months ended September 30, 2018 and 2019. The consolidated statements of operations data for the three months ended September 30, 2018 and 2019 and the consolidated balance sheet data as of September 30, 2019 have been derived from our unaudited condensed consolidated financial statements, included as Exhibit 99.2, titled "Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2018 and 2019 — Alibaba Group Holding Limited", to our report on Form 6-K furnished to the SEC on November 13, 2019. The unaudited condensed financial information for the three months ended September 30, 2019 was prepared on the same basis as our audited consolidated financial statements for the preceding fiscal year. Our selected unaudited financial data for the three months ended September 30, 2019 may not be indicative of our financial results for future interim periods or for the year ending March 31, 2020.

	Three months ended September 30,
	2018	2019
				YoY% Change
	RMB	RMB	US$(1)
	(in millions, except percentages and per share amounts)

Revenue	85,148	119,017	16,651	40%
Income from operations	13,501	20,364	2,849	51%
Operating margin	16%	17%
Net income	18,241	70,748	9,898	288%	(2)
Net income attributable to ordinary shareholders	20,033	72,540	10,149	262%	(2)
Diluted earnings per share(4)	0.95	3.44	0.48	262%	(2)
Diluted earnings per ADS(4)	7.62	27.51	3.85	261%	(2)
Supplemental Information – Non-GAAP measures(3):
Adjusted EBITDA	26,710	37,101	5,191	39%
Adjusted EBITDA margin	31%	31%
Adjusted EBITA	23,155	32,091	4,490	39%
Adjusted EBITA margin	27%	27%
Non-GAAP net income	23,453	32,750	4,582	40%
Non-GAAP diluted earnings per share(4)	1.20	1.64	0.23	37%
Non-GAAP diluted earnings per ADS(4)	9.60	13.10	1.83	36%
Free cash flow	16,033	30,488	4,265	90%

(1)
Unless otherwise stated, all translations of RMB into U.S. dollars in this "Recent Developments" section were made at RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. Percentages are calculated based on the RMB amounts and there may be minor differences due to rounding.

RECENT DEVELOPMENTS
(2)
The year-over-year increase was primarily due to a one-time gain of RMB69.2 billion (US$9.7 billion) recognized upon the receipt of the 33% equity interest in Ant Financial, partly offset by impairment charges and net losses from changes in fair value relating to certain investments and goodwill.

(3)
See "— Non-GAAP Measures" for definitions and reconciliation of these non-GAAP measures to the nearest comparable U.S. GAAP measures.

(4)
Effective on July 30, 2019, we subdivided each of our issued and unissued ordinary shares into eight Shares. Following the simultaneous adjustment of the ADS-to-Share ratio, each ADS represents eight Shares.

Revenue

Revenue for the three months ended September 30, 2019 was RMB119,017 million (US$16,651 million), an increase of 40% compared to RMB85,148 million in the same period in 2018. The increase was mainly driven by the robust revenue growth of our China commerce retail business and Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY% Change
	(in millions, except percentages)

Core commerce:
China commerce retail
– Customer management	32,920	39%	41,301	5,778	35%	25%
– Commission	13,136	15%	16,275	2,277	14%	24%
– Others*	8,095	10%	18,210	2,548	15%	125%

	54,151	64%	75,786	10,603	64%	40%
China commerce wholesale	2,497	3%	3,283	459	3%	31%
International commerce retail	4,464	5%	6,007	840	5%	35%
International commerce wholesale	2,022	2%	2,434	341	2%	20%
Cainiao logistics service	3,206	4%	4,759	666	4%	48%
Local consumer services	5,021	6%	6,835	956	6%	36%
Others	1,114	1%	2,116	296	1%	90%

Total core commerce.	72,475	85%	101,220	14,161	85%	40%

Cloud computing.	5,667	7%	9,291	1,300	8%	64%
Digital media and entertainment.	5,940	7%	7,296	1,021	6%	23%
Innovation initiatives and others	1,066	1%	1,210	169	1%	14%

Total	85,148	100%	119,017	16,651	100%	40%

*
"Others" revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, direct import and Intime.

RECENT DEVELOPMENTS

  Core commerce segment

  China commerce retail

Revenue from our China commerce retail business in the three months ended September 30, 2019 was RMB75,786 million (US$10,603 million), an increase of 40% compared to RMB54,151 million in the same period in 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 25% year-over-year, which represents an increase of 25% in customer management revenue and an increase of 24% in commission revenue. The growth of customer management revenue was primarily the result of increases in the average unit price per click and to a lesser extent the volume of paid clicks. The growth of commission revenue was primarily due to the strong 26% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders). "Others" revenue under China commerce retail business was RMB18,210 million (US$2,548 million), a significant increase compared to RMB8,095 million in the same period in 2018, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo, as well as our consolidation of Kaola starting in September 2019.

  China commerce wholesale

Revenue from our China commerce wholesale business in the three months ended September 30, 2019 was RMB3,283 million (US$459 million), an increase of 31% compared to RMB2,497 million in the same period in 2018. The increase was primarily due to an increase in revenue from customer management services on 1688.com as well as an increase in revenue from Lingshoutong.

  International commerce retail

Revenue from our international commerce retail business in the three months ended September 30, 2019 was RMB6,007 million (US$840 million), an increase of 35% compared to RMB4,464 million in the same period in 2018. The increase was primarily due to the growth in revenue generated from AliExpress and Lazada.

  International commerce wholesale

Revenue from our international commerce wholesale business in the three months ended September 30, 2019 was RMB2,434 million (US$341 million), an increase of 20% compared to RMB2,022 million in the same period in 2018. The increase was primarily due to increases in the number of paying members and the average revenue from paying members on Alibaba.com.

  Cainiao logistics services

Revenue from Cainiao logistics services was RMB4,759 million (US$666 million) in the three months ended September 30, 2019, an increase of 48% compared to RMB3,206 million in the same period in 2018, mainly due to the increase in the volume of orders fulfilled.

RECENT DEVELOPMENTS

  Local consumer services

Revenue from local consumer services was RMB6,835 million (US$956 million) in the three months ended September 30, 2019, an increase of 36% compared to RMB5,021 million in the same period in 2018, primarily due to the increase in the volume of orders delivered.

  Cloud computing segment

Revenue from our cloud computing business in the three months ended September 30, 2019 was RMB9,291 million (US$1,300 million), an increase of 64% compared to RMB5,667 million in the same period in 2018, primarily driven by an increase in average revenue per customer.

  Digital media and entertainment segment

Revenue from our digital media and entertainment business in the three months ended September 30, 2019 was RMB7,296 million (US$1,021 million), an increase of 23% compared to RMB5,940 million in the same period in 2018. The increase was mainly due to our consolidation of Alibaba Pictures starting in March 2019.

  Innovation initiatives and others segment

Revenue from innovation initiatives and others in the three months ended September 30, 2019 was RMB1,210 million (US$169 million), an increase of 14% compared to RMB1,066 million in the same period in 2018. The increase was mainly due to an increase in revenue from Amap.

RECENT DEVELOPMENTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,
	2018		2019
						% of Revenue YoY Change
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Costs and expenses:
Cost of revenue	46,786	55%	65,546	9,170	55%	0%
Product development expenses	8,365	10%	10,938	1,530	9%	(1)%
Sales and marketing expenses	9,106	10%	11,996	1,679	10%	0%
General and administrative expenses	4,779	6%	6,591	922	6%	0%
Amortization of intangible assets	2,611	3%	3,006	420	3%	0%
Impairment of goodwill	–	–	576	81	0%	0%

Total costs and expenses	71,647	84%	98,653	13,802	83%	(1)%

Share-based compensation expense:
Cost of revenue	1,566	2%	2,033	284	2%	0%
Product development expenses	3,078	4%	3,517	492	3%	(1)%
Sales and marketing expenses	746	0%	990	139	1%	1%
General and administrative expenses	1,653	2%	1,605	225	1%	(1)%

Total share-based compensation expense	7,043	8%	8,145	1,140	7%	(1)%

Costs and expenses excluded share-based compensation expense:
Cost of revenue	45,220	53%	63,513	8,886	53%	0%
Product development expenses	5,287	6%	7,421	1,038	6%	0%
Sales and marketing expenses	8,360	10%	11,006	1,540	9%	(1)%
General and administrative expenses	3,126	4%	4,986	697	5%	1%
Amortization of intangible assets	2,611	3%	3,006	420	3%	0%
Impairment of goodwill	–	–	576	81	0%	0%

Total costs and expenses excluding share-based compensation expense	64,604	76%	90,508	12,662	76%	0%

RECENT DEVELOPMENTS

Cost of revenue

Cost of revenue in the three months ended September 30, 2019 was RMB65,546 million (US$9,170 million), or 55% of revenue, compared to RMB46,786 million, or 55% of revenue, in the same period in 2018. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 53% in the three months ended September 30, 2019 compared to the same period last year. This reflected an increase in the cost of inventory from our direct sales and New Retail businesses offset by a decrease in content spending by Youku and efficiency gained from our logistics infrastructure and technology.

Product development expenses

Product development expenses in the three months ended September 30, 2019 were RMB10,938 million (US$1,530 million), or 9% of revenue, compared to RMB8,365 million, or 10% of revenue, in the same period in 2018. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in the three months ended September 30, 2019 compared to the same period last year.

Sales and marketing expenses

Sales and marketing expenses in the three months ended September 30, 2019 were RMB11,996 million (US$1,679 million), or 10% of revenue, compared to RMB9,106 million, or 10% of revenue, in the same period in 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 10% in the three months ended September 30, 2018 to 9% in the three months ended September 30, 2019.

General and administrative expenses

General and administrative expenses in the three months ended September 30, 2019 were RMB6,591 million (US$922 million), or 6% of revenue, compared to RMB4,779 million, or 6% of revenue, in the same period in 2018. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 4% in the three months ended September 30, 2018 to 5% in the three months ended September 30, 2019.

Amortization of Intangible Assets

Amortization of intangible assets in the three months ended September 30, 2019 was RMB3,006 million (US$420 million), an increase of 15% from RMB2,611 million in the same period in 2018.

Income from Operations and Operating Margin

Income from operations in the three months ended September 30, 2019 was RMB20,364 million (US$2,849 million), or 17% of revenue, an increase of 51% compared to RMB13,501 million, or 16% of revenue, in the same period in 2018.

RECENT DEVELOPMENTS

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 39% to RMB37,101 million (US$5,191 million) in the three months ended September 30, 2019, compared to RMB26,710 million in the same period in 2018. Adjusted EBITA increased 39% to RMB32,091 million (US$4,490 million) in the three months ended September 30, 2019, compared to RMB23,155 million in the same period in 2018.

Adjusted EBITA and Adjusted EBITA margin by segments

The following tables set forth Adjusted EBITA and adjusted EBITA margin by segments for the periods indicated.

	Three months ended September 30,
	2018		2019
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
	(in millions, except percentages)

Core commerce	29,807	41%	38,574	5,397	38%
Cloud computing	(232)	(4)%	(521)	(73)	(6)%
Digital media and entertainment	(3,802)	(64)%	(2,207)	(309)	(30)%
Innovation initiatives and others	(1,241)	(116)%	(1,917)	(268)	(158)%

  Core commerce segment

Adjusted EBITA increased by 29% to RMB38,574 million (US$5,397 million) in the three months ended September 30, 2019, compared to RMB29,807 million in the same period in 2018. Marketplace-based core commerce adjusted EBITA increased 28% to RMB45,610 million (US$6,381 million). Adjusted EBITA margin decreased from 41% in the three months ended September 30, 2018 to 38% in the three months ended September 30, 2019 primarily due to a continuing revenue mix shift towards self-operated New Retail and direct sales businesses where revenue is recorded on a gross basis including the cost of inventory.

  Cloud computing segment

Adjusted EBITA in the three months ended September 30, 2019 was a loss of RMB521 million (US$73 million), compared to a loss of RMB232 million in the same period in 2018. Adjusted EBITA margin decreased to negative 6% in the three months ended September 30, 2019 from negative 4% in the three months ended September 30, 2018 primarily due to our investments in talent and technology infrastructure.

  Digital media and entertainment segment

Adjusted EBITA in the three months ended September 30, 2019 was a loss of RMB2,207 million (US$309 million), compared to a loss of RMB3,802 million in the same period in 2018. Adjusted EBITA margin improved to negative 30% in the three months ended September 30, 2019 from negative 64% in the three months ended September 30, 2018, primarily due to the measured content spending by Youku.

RECENT DEVELOPMENTS

  Innovation initiatives and others segment

Adjusted EBITA in the three months ended September 30, 2019 was a loss of RMB1,917 million (US$268 million), compared to a loss of RMB1,241 million in the same period in 2018. The increase in adjusted EBITA loss was primarily due to our investments in research and innovation, as well as investments in other business initiatives.

Interest and Investment Income, Net

Interest and investment income, net in the three months ended September 30, 2019 was RMB63,348 million (US$8,862 million), compared to RMB6,635 million in the same period in 2018. The increase was primarily due to a one-time gain of RMB69.2 billion (US$9.7 billion) recognized upon the receipt of the 33% equity interest in Ant Financial, which was partly offset by impairment charges of RMB7,689 million (US$1,076 million) in relation to certain investments, as well as net losses arising from changes in the fair value of our equity investments.

The gain related to the 33% equity interest in Ant Financial resulted from the transfer of certain intellectual property rights and assets to Ant Financial as set forth under the 2014 transaction agreements and the basis difference determined based on our share of Ant Financial's net assets, net of its corresponding deferred tax effect. This gain was not determined on the basis of Ant Financial's current equity valuation.

The above-mentioned gains or losses were excluded from our non-GAAP net income.

Other Income, Net

Other income, net in the three months ended September 30, 2019 was RMB3,171 million (US$444 million), compared to other loss, net of RMB1,532 million in the same period in 2018. The increase in other income, net was primarily due to an increase in royalty fees and software technology service fees from Ant Financial and a decrease in exchange loss. Royalty fees and software technology service fees under our profit sharing arrangement with Ant Financial amounted to RMB2,208 million (US$309 million) in the three months ended September 30, 2019, as compared to a reversal of income in the amount of RMB910 million in the same period last year. The profit sharing arrangement was terminated in September 2019 upon our receipt of the 33% equity interest in Ant Financial.

Income Tax Expenses

Income tax expenses in the three months ended September 30, 2019 were RMB2,815 million (US$394 million), compared to RMB277 million in the same period in 2018. Our effective tax rate was 3% in the three months ended September 30, 2019, compared to 2% in the same period in 2018. The relatively low effective tax rate reflected the recognition of tax credits of approximately RMB4.1 billion (US$574 million) during the quarter ended September 30, 2019, compared to RMB4.7 billion in the same quarter last year, as certain key subsidiaries were notified this quarter of the renewal of their Key Software Enterprise status for calendar year 2018 by the relevant tax authorities. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Financial, impairment of investments and goodwill, share-based compensation expense,

RECENT DEVELOPMENTS

revaluation and disposal gains/losses of investments, as well as the above-mentioned tax credits from the renewal of the Key Software Enterprise status, our effective tax rate would have been 21% in the three months ended September 30, 2019.

Share of Results of Equity Investees

Share of results of equity investees in the three months ended September 30, 2019 was a loss of RMB11,960 million (US$1,673 million), compared to a profit of RMB1,254 million in the same quarter of 2018. Share of results of equity investees in the three months ended September 30, 2019 and the comparative periods consisted of the following:

	Three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$
	(in millions)

Share of profit (loss) of equity investees(1)	1,735	941	(2)	–
Impairment loss	–	–	(11,590)	(1,621)
Dilution loss	(41)	(5)	(20)	(3)
Others(2)	(440)	(419)	(348)	(49)

Total	1,254	517	(11,960)	(1,673)

(1)
We record our share of profit (loss) of equity investees one quarter in arrears.

(2)
Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The year-over-year decrease in share of results of equity investees was mainly due to an impairment loss of RMB11,590 million (US$1,621 million) with respect to certain equity investees as a result of their prolonged decline in market values against our carrying values.

Net Income

Our net income in the three months ended September 30, 2019 was RMB70,748 million (US$9,898 million), an increase of 288% compared to RMB18,241 million in the same period in 2018. The increase was primarily due to a one-time gain of RMB69.2 billion (US$9.7 billion) recognized upon the receipt of the 33% equity interest in Ant Financial, partly offset by impairment charges and net losses from changes in fair value relating to certain investments and goodwill.

Non-GAAP net income

Excluding the one-time gain of RMB69.2 billion (US$9.7 billion) in relation to the receipt of the 33% equity interest in Ant Financial, impairment of investments and goodwill, share- based compensation expense, revaluation and disposal gains/losses of investments and certain other

RECENT DEVELOPMENTS

items, non-GAAP net income in the three months ended September 30, 2019 was RMB32,750 million (US$4,582 million), an increase of 40% compared to RMB23,453 million in the same period in 2018. See "—Non-GAAP Measures" for a reconciliation of net income to non- GAAP net income.

Cash, cash equivalents and short-term investments

As of September 30, 2019, cash, cash equivalents and short-term investments were RMB235,251 million (US$32,913 million), compared to RMB212,189 million as of June 30, 2019. The increase in cash, cash equivalents and short-term investments during the three months ended September 30, 2019 was primarily due to free cash flow generated from operations of RMB30,488 million (US$4,265 million), partly offset by net cash used in investment and acquisition activities of RMB9,925 million (US$1,389 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the three months ended September 30, 2019 was RMB47,326 million (US$6,621 million), an increase of 51% compared to RMB31,407 million in the same period in 2018. Free cash flow, a non-GAAP measurement of liquidity, in the three months ended September 30, 2019 increased by 90% to RMB30,488 million (US$4,265 million), from RMB16,033 million in the same period in 2018, which was primarily due to our robust profitability growth as well as the timing of capital expenditure spending and licensed copyright acquisition. See "—Non-GAAP Measures" for a reconciliation of net cash provided by operating activities to free cash flow.

Net cash used in investing activities

During the three months ended September 30, 2019, net cash used in investing activities of RMB21,353 million (US$2,987 million) primarily reflected (i) cash outflow of RMB12,877 million (US$1,802 million) for investment and acquisition activities, including those relating to STO Express and the acquisition of Kaola, (ii) capital expenditures of RMB9,826 million (US$1,375 million), which included cash outflow for the acquisition of land use rights and construction in progress relating to office campus of RMB650 million (US$91 million), as well as (iii) the acquisition of licensed copyrights and other intangible assets of RMB2,451 million (US$343 million). These cash outflows were partly offset by cash inflow of RMB2,952 million (US$413 million) from the disposal of various investments. In addition, in connection with the receipt of the 33% equity interest in Ant Financial, the net cash impact was minimal because the consideration paid was fully funded by the amount we received for the transfer of certain intellectual property and assets to Ant Financial.

RECENT DEVELOPMENTS

Selected Unaudited Consolidated Balance Sheet Data

	As of September 30,
	2019
	RMB	US$
	(in millions)

Cash and cash equivalents and short-term investments	235,251	32,913
Investment securities and investments in equity investees(1)	336,710	47,108
Property and equipment, net	100,907	14,118
Goodwill and intangible assets, net	342,733	47,950
Total assets	1,159,577	162,231

Accrued expenses, accounts payable and other liabilities(2)	170,799	23,896
Deferred tax liabilities	41,892	5,861
Bank borrowings(3)	48,696	6,813
Unsecured senior notes(4)	96,981	13,568
Total liabilities	431,840	60,417

Total Alibaba Group Holding Limited shareholders' equity	602,799	84,335
Total equity	720,231	100,764

(1)
Includes both current and non-current investment securities and investments in equity investees.

(2)
Includes both current and non-current other liabilities.

(3)
Includes both current and non-current portion of bank borrowings.

(4)
Includes both current and non-current portion of unsecured senior notes.

RECENT DEVELOPMENTS

Segment Information

The table below sets forth selected unaudited financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)

Revenue	101,220		9,291	7,296	1,210	–	119,017	16,651
Income (loss) from operations	32,069		(1,928)	(3,327)	(3,073)	(3,377)	20,364	2,849
Add: Share-based compensation expense	3,901		1,400	790	1,136	918	8,145	1,140
Add: Amortization of intangible assets	2,604		7	330	20	45	3,006	420
Add: Impairment of goodwill	–		–	–	–	576	576	81

Adjusted EBITA	38,574	(2)	(521)	(2,207)	(1,917)	(1,838)	32,091	4,490

Adjusted EBITA margin	38%		(6)%	(30)%	(158)%		27%

	Three months ended September 30, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)

Revenue	72,475	5,667	5,940	1,066	–	85,148
Income (loss) from operations	24,290	(1,165)	(4,805)	(2,201)	(2,618)	13,501
Add: Share-based compensation expense	3,292	928	710	952	1,161	7,043
Add: Amortization of intangible assets	2,225	5	293	8	80	2,611

Adjusted EBITA	29,807	(232)	(3,802)	(1,241)	(1,377)	23,155

Adjusted EBITA margin	41%	(4)%	(64)%	(116)%		27%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

RECENT DEVELOPMENTS
(2)
Marketplace-based core commerce adjusted EBITA increased 28% to RMB45,610 million (US$6,381 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included below.

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
		(in millions)

Net income	18,241	70,748	9,898
Less: Interest and investment income, net	(6,635)	(63,348)	(8,862)
Add: Interest expense	1,340	1,360	190
Less: Other (loss) income, net	1,532	(3,171)	(444)
Add: Income tax expenses.	277	2,815	394
Add: Share of results of equity investees	(1,254)	11,960	1,673

Income from operations	13,501	20,364	2,849
Add: Share-based compensation expense	7,043	8,145	1,140
Add: Amortization of intangible assets	2,611	3,006	420
Add: Impairment of goodwill	–	576	81

Adjusted EBITA	23,155	32,091	4,490
Add: Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	3,555	5,010	701

Adjusted EBITDA	26,710	37,101	5,191

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
	(in millions)

Adjusted EBITA for core commerce	29,807	38,574	5,397
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	5,835	7,036	984

Marketplace-based core commerce adjusted EBITA	35,642	45,610	6,381

RECENT DEVELOPMENTS

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
	(in millions)

Net income	18,241	70,748	9,898
Add: Share-based compensation expense	7,043	8,145	1,140
Add: Amortization of intangible assets	2,611	3,006	420
Add: Impairment of investments and goodwill	358	19,855	2,778
Less: Gain (Loss) on deemed disposals/disposals/revaluation of investments and others	(5,297)	291	41
Less: Gain in relation to the receipt of the 33% equity interest in Ant Financial	–	(69,225)	(9,685)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	31	4
Adjusted for tax effects on non-GAAP adjustments(1)	431	(101)	(14)

Non-GAAP net income	23,453	32,750	4,582

(1)
Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to the amortization of intangible assets and certain gains and losses from investments.

RECENT DEVELOPMENTS

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
	(In millions, except per share data)

Net income attributable to ordinary shareholders – basic	20,033	72,540	10,149
Dilution effect on earnings arising from option plans operated by equity investees and subsidiaries	(12)	(4)	(1)

Net income attributable to ordinary shareholders – diluted	20,021	72,536	10,148
Add: Non-GAAP adjustments to net income(1)	5,212	(37,998)	(5,316)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	25,233	34,538	4,832

Weighted average number of shares on a diluted basis (million shares)(5)	21,023	21,093
Diluted earnings per share(2)(5)	0.95	3.44	0.48
Add: Non-GAAP adjustments to net income per share(3)(5)	0.25	(1.80)	(0.25)

Non-GAAP diluted earnings per share(4)(5)	1.20	1.64	0.23

Diluted earnings per ADS(2)(5)	7.62	27.51	3.85
Add: Non-GAAP adjustments to net income per ADS(3)(5)	1.98	(14.41)	(2.02)

Non-GAAP diluted earnings per ADS(4)(5)	9.60	13.10	1.83

(1)
See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)
Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)
Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)
Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)
Each ADS represents eight ordinary shares.

RECENT DEVELOPMENTS

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,
	2018	2019
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities	31,407	47,326	6,621
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(11,632)	(9,176)	(1,284)
Less: Acquisition of licensed copyrights and other intangible assets	(3,742)	(2,451)	(343)
Less: Changes in the consumer protection fund deposits	–	(5,211)	(729)

Free cash flow	16,033	30,488	4,265

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented to reflect changes since the filing of our Form 20-F as well as additional new risk factors relating to the Listing and Offering.

Risks Related to Our Business and Industry

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing trade conflict, may have an adverse effect on our business and expansion plans.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration under President Donald Trump has advocated for and taken steps toward restricting trade in certain goods, particularly from China. For example, in 2018 the United States announced tariffs that applied to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased the rate of certain tariffs previously levied on Chinese products from 10% to 25%. In August 2019, the United States announced that it would apply an additional tariff of 10% on the remaining US$300 billion of goods and products coming from China. After several rounds of trade talks between China and the United States, the United States temporarily delayed an increase in tariffs on US$250 billion of products imported from China, and in September and October 2019, the United States announced several tariff exemptions for certain Chinese products. However, there remains uncertainty as to whether the Unites States will maintain these exemptions or impose additional tariffs on Chinese products in the near future. Furthermore, in August 2019, the U.S. Treasury labelled China a currency manipulator, as a result of which the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. In addition, the United States is reported to be considering ways to limit U.S. investment portfolio flows into China, though no details in such regard have been officially announced. Trade tension between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States in May 2018, China imposed retaliatory tariffs on U.S. goods of a similar value, and in response to the tariff announcements by the United States in August 2019, China announced it would stop buying U.S. agricultural products and would not rule out import tariffs on newly purchased U.S. agricultural products. In September 2019, China unveiled several tariff exemptions for U.S. products, including various agricultural products. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing, as well as on our marketplaces that rely upon imports.

RISK FACTORS

Changes in laws and policy could negatively affect, for example, both export-focused businesses on AliExpress and Alibaba.com, as well as import-focused businesses on Tmall, Tmall Global and Kaola. In addition, if trade discussions lead to greater access to the China market, certain of our businesses, such as our cloud business and digital media and entertainment businesses, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. Any further escalation in trade tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our digital economy and have a material and adverse effect on our business, results of operations and trading price of our Shares and/or ADSs. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading price and liquidity of our Shares and/or ADSs may suffer as a result.

Trade tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including recently proposed legislation in the United States that would require listed companies whose audit reports and/or auditors are not subject to Public Company Accounting Oversight Board, or the PCAOB, review to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements or use an auditor whose audit reports are subject to PCAOB review. See "— Risks Related to Doing Business in the People's Republic of China — Restrictions on the direct production of audit work papers of our China-based auditors to foreign regulators could result in our financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act."

Export control and economic or trade sanctions could subject us to regulatory investigations or other actions and reputational harm, and could negatively affect our technology supply chain and ability to recruit talent and conduct technological collaboration, which could materially and adversely affect our competitiveness and business operations, as well as lead to significant decrease in the trading price of our Shares and/or ADSs.

The United Nations and a number of countries and jurisdictions, including China, the United States and the European Union, or the EU, have adopted various export control and economic or trade sanction regimes. The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government also imposes more targeted sanctions on certain dealings with countries such as Russia and Venezuela, among others. The U.S. government has recently expanded or suggested that it will expand economic sanctions concerning Iran, North Korea, Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the United Kingdom, or the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons.

RISK FACTORS

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., UK and EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, their U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings involving Iran and North Korea, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in fiscal year 2019 accounted for a negligible portion of our total revenue. In the case of AliExpress and our China retail marketplaces, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the twelve months ended March 31, 2019 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress and our China retail marketplaces are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

Recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as actions brought against Huawei and related persons by the U.S. and the Canadian governments, have raised further concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies including us in a wide range of areas such as data security, artificial intelligence, technologies deployed for surveillance purposes, import/export of technology or other business activities. For instance, the U.S. government recently announced several orders effectively barring American firms from selling components and software to, among others, Huawei and certain other China-based technology companies and their respective affiliates. These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our and our technology partners' abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. These restrictions or sanctions, even targeting specific entities unrelated to us, could nevertheless also negatively affect our and our technology partners' abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness. There can be no assurance that current or future export controls or economic and trade sanctions regulations or developments will not have a negative impact on our business or reputation.

We have established a compliance program that aims to ensure our compliance with these laws and regulations. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. Hence, we may incur significant costs related to current, new or changing sanctions, embargoes or export controls programs, as

RISK FACTORS

well as investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased compliance costs and risks as we expand globally and into additional businesses, such as cloud computing. In addition, our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates may engage in activities in or with Sanctioned Countries, Sanctioned Persons or persons targeted by export control restrictions, some of which, including some of our investee companies, have become subject to sanctions or export control restrictions, which might result in significant negative publicity, governmental investigations and reputational harm. Media reports on alleged violation of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations we develop for purposes that could be perceived to be inappropriate or controversial, by our clients, business partners, investees or other companies, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations against us. If we are publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations in which the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the price of our Shares and/or ADSs to decline significantly, and materially reduce the value of your investment in our Shares and/or ADSs.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces or in connection with other business we operate that may involve users based in the Sanctioned Countries, certain investors may not wish to invest or may divest their investment in us, certain financial institutions may not wish to lend, extend credit or offer ordinary banking services to us, or seek early repayment of loans made to us, and certain financial institutions and other businesses with which we partner or may partner may seek to avoid business relationships with us. These divestment initiatives and terminations of business services may negatively impact our reputation, business and results of operations, and may materially and adversely affect the trading price of our Shares and/or ADSs.

Risks Related to Doing Business in the People's Republic of China

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the PRC State Administration for Market Regulation, or the SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. The SAMR has stated recently that its tasks are to safeguard consumer interests, and to ensure quality and safety through enhanced market regulation. The SAMR has said that it will adopt an encouraging and cautious approach in regulating new technology, new industries, new business models and new practices, with a goal of

RISK FACTORS

stimulating market viability and innovation, promoting development and creating room for future growth.

Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR's province-level branches for anti-monopoly enforcement within their respective jurisdictions. The SAMR recently has also imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries. On several recent occasions, including at administrative guidance meetings attended by internet platform companies including our Company, the SAMR has indicated its view that certain business arrangements adopted by ecommerce platforms, including arrangements seen as exclusivity arrangements, may constitute violation of the anti-monopoly and unfair competition laws. The SAMR also indicated its intention of initiating investigations into these arrangements.

The PRC Anti-monopoly Law provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or media campaigns against us, submitting complaints to regulators or initiating private ligation that targets our prior and current business practices, such as our market approach with traffic resource allocation on our ecommerce platforms, which we base on multiple factors, and our prior narrowly-deployed exclusive partnerships. Although we believe that our business practices do not violate anti-monopoly or unfair competition laws, due to our large scale of business and close media attention, there can be no assurance that regulators will not initiate anti-monopoly investigations into specific business practices we have adopted.

Any anti-monopoly lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions that are determined by governmental authorities to be in violation of anti-monopoly laws, required divestitures and limitations on certain pricing and business practices. As a result, we may be subject to significant difficulties in pursuing our investment and acquisition strategy.

These allegations, claims, actions or proceedings, regardless of their merits, have, and may continue to, cause us to change some of our business practices and hinder our business operations, which could decrease the popularity of our businesses, products and services, cause our revenue and net income to decrease materially, and could lead to additional regulatory inquiries, investigations or actions against us, such as profit disgorgement, heavy fines and various restrictions on our businesses or investment activities. Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand and the trading price of our Shares and/or ADSs.

RISK FACTORS

Restrictions on the direct production of audit work papers generated from audit work performed in mainland China to foreign regulators could result in our financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act.

In 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the "big four" accounting firms, including the affiliate of our auditor. The proceedings related to the failure of these firms and one other firm to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or CSRC. The issues raised by the proceedings are not specific to the Chinese affiliate of our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States.

In February 2015, each of the "big four" accounting firms in China agreed to a censure and to pay a fine to the SEC to settle the dispute. The settlement stayed the proceeding for four years. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the deemed dismissal of the proceedings, all parties are expected to continue to apply the procedures that were stipulated as part of the stay: the four PRC-based accounting firms are to follow detailed procedures to seek to provide the SEC with access to their audit work papers via the CSRC. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, or if any of the PRC-based accounting firms fail to follow the required procedures, the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. law or commence a new, expedited administrative proceeding against them. Any such challenge or new proceeding could result in the imposition of penalties on our independent registered public accounting firm by the PCAOB or the SEC, such as suspensions of our audit firm's ability to practice before the SEC.

If any additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act. If our independent registered public accounting firm, or its affiliate, was denied, even temporarily, the ability to practice before the SEC, we would need to consider alternate support arrangements for the audit of our operations in China. If our auditor, or its affiliate, was unable to address issues related to the production of documents, and we were unable to timely find another independent registered public accounting firm, our financial statements could be determined to not be in compliance with the requirements of the U.S. Exchange Act.

In addition, recently proposed legislation, including the Equitable Act (Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges) and certain other newly introduced bills, also seek to impose requirements that, among other things, foreign issuers that do not make their audit reports subject to PCAOB review within three years would be delisted from American stock exchanges.

RISK FACTORS

Under both the existing securities laws and regulations and the above newly proposed legislation, if passed into law, if our auditor, or its Chinese affiliate, was denied the ability to practice before the SEC and it was determined that our financial statements or audit reports were not in compliance, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the New York Stock Exchange, or NYSE. Any of these events would materially and adversely affect the market price of our ADSs and potentially our ordinary shares and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Shares, ADSs and the Listing

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, or the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance, or SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs.

The trading price of our ADSs has been and is likely to continue to be, and the trading price of the Shares can be, volatile, which could result in substantial losses to holders of our Shares and/or ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our Shares, likewise, can be volatile for similar or different reasons. For example, the high and low sale prices of our ADSs in fiscal year 2019 were US$211.70 and US$129.77, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Shares and/or ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies' securities at the time of or after their offerings may affect the overall investor sentiment towards other

RISK FACTORS

companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our Shares and/or ADSs. In addition to market and industry factors, the prices and trading volumes for our Shares and/or ADSs may be highly volatile for specific business reasons, including:

  •
  variations in our results of operations or earnings that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;

  •
  publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

  •
  announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

  •
  press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;

  •
  litigation and regulatory allegations or proceedings that involve us;

  •
  changes in pricing we or our competitors adopt;

  •
  additions to or departures of our management;

  •
  actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape, as some investors or analysts may invest in or value our Shares and/or ADSs based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;

  •
  political or market instability or disruptions, and actual or perceived social unrest in the United states, Hong Kong or other jurisdictions;

  •
  fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;

  •
  sales or perceived potential sales or other dispositions of existing or additional Shares and/or ADSs or other equity or equity-linked securities; and

  •
  the creation by our major shareholders of vehicles that hold our Shares.

Any of these factors may result in large and sudden changes in the volume and trading price of our Shares and/or ADSs. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so- called "bubble market" in which investors temporarily raise the price of the stocks of companies in certain industries, such as the technology industry, to unsustainable levels. These market fluctuations may significantly

RISK FACTORS

affect the trading price of our Shares and/or ADSs. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. We were named as a defendant in certain purported shareholder class action lawsuits described in Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings" in our Form 20-F for the year ended March 31, 2019. The litigation process may utilize a material portion of our cash resources and divert management's attention from our day-to-day operations, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our Shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Shares and/or ADSs to decline significantly.

Sales of our Shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our Shares and/or ADSs to decline significantly. All of our Shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

From May 20, 2019 up to August 16, 2019, Altaba Inc., or Altaba, sold an aggregate of approximately 278.3 million of our ADSs, representing approximately 2.2 billion of our Shares, after having accounted for the Share Split, or approximately 98% of its stake as of May 15, 2019, based on information publicly disclosed by Altaba. Similar divesture in the future of our Shares and/or ADSs by shareholders, the announcement of any plan to divest our Shares and/or ADS, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our Shares and/or ADSs to decline.

Certain major holders of our Shares have the right to cause us to register under the Securities Act the sale of their Shares. Registration of these Shares under the Securities Act would result in ADSs representing these Shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered Shares in the form of ADSs in the public market could cause the price of our Shares and/or ADSs to decline significantly.

Furthermore, although our directors and our executive officers and SoftBank have agreed to a lock-up of their Shares, any major disposal of our Shares and/or ADSs by any of them upon expiration of the lock-up period (or the perception that these disposals may occur upon the expiration of the lock-up period) may cause the prevailing market price of our Shares and/or ADSs to fall which could negatively impact our ability to raise equity capital in the future.

RISK FACTORS

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ordinary shares and ADSs.

Upon the Listing, we will be subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of the ordinary shares after the Global Offering.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the ordinary shares underlying the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and the ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual

RISK FACTORS

service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

Risks Related to the Global Offering

An active trading market for our Shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Shares might fluctuate significantly.

Following the completion of the Global Offering, we cannot assure you that an active trading market for our Shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the NYSE might not be indicative of those of our Shares on the Hong Kong Stock Exchange following the completion of the Global Offering. If an active trading market of our Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Global Offering, the market price and liquidity of our Shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other's markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In addition, if a company's shares are not considered eligible, they cannot be traded through Stock Connect. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Shares of our Company, a WVR company with a secondary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Shares for trading through Stock Connect will affect mainland Chinese investors' ability to trade our Shares and therefore may limit the liquidity of the trading of our Shares on the Hong Kong Stock Exchange.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our initial public offering in Hong Kong and listing of our ordinary shares on the Hong Kong Stock Exchange.

In connection with the Listing and the Offering, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong IPO and those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong

RISK FACTORS

Kong Stock Exchange, we also intend to move a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller. See "Information about the Listing—Dealings and Settlement of Ordinary Shares in Hong Kong."

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

INFORMATION ABOUT THE GLOBAL OFFERING

The following section sets forth new information relating to the Offering, including information concerning stamp duty and the establishment of a Hong Kong Share Registrar.

Register of Members and Stamp Duty

Our principal register of members will be maintained by Maples Fund Services (Cayman) Limited in the Cayman Islands, and our Hong Kong register of members will be maintained by Computershare Hong Kong Investor Services Limited in Hong Kong.

Dealings in our ordinary shares registered on our Hong Kong share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also intend to move a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter.

INFORMATION ABOUT THE LISTING

The following section sets forth new information relating to the Listing, including information concerning the conversion between our ADSs listed on the NYSE and our ordinary shares proposed to be listed on the Main Board of the Hong Kong Stock Exchange.

Dealings and Settlement of Ordinary Shares in Hong Kong

Our ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 100 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

  •
  Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

  •
  the Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

  •
  trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

  •
  transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

  •
  ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

  •
  stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

  •
  brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

  •
  the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her ordinary shares in his or her stock account or in his or her designated CCASS participant's stock account

INFORMATION ABOUT THE LISTING

maintained with the Central Clearing and Settlement System, or CCASS, (established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited), settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker or custodian before the settlement date.

Conversion between Ordinary Shares Trading in Hong Kong and ADSs

In connection with our initial public offering of ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited, or Maples.

All ordinary shares offered in the Hong Kong IPO will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

Our ADSs

Our ADSs are traded on the NYSE. Dealings in our ADSs on the NYSE are conducted in U.S. Dollars.

ADSs may be held either:

  •
  directly, by having a certificated ADS, or an ADR, registered in the holder's name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or

  •
  indirectly, through the holder's broker or other financial institution.

The depositary for our ADSs is Citibank, N.A., whose office is located at 388 Greenwich Street, New York, New York 10013, United States.

Converting Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the ordinary shares with the depositary's Hong Kong custodian, Citibank, N.A., Hong Kong, or the custodian, in exchange for ADSs.

INFORMATION ABOUT THE LISTING

A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

  •
  If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary's account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.

  •
  If ordinary shares are held outside CCASS, the investor must arrange to deposit his or her ordinary shares into CCASS for delivery to the depositary's account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.

  •
  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker's procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary's account with the custodian within the CCASS system to the investor's Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

  •
  To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

  •
  Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the

INFORMATION ABOUT THE LISTING

    custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

  •
  If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong share registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

  •
  production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

BUSINESS

The following section sets forth updated and supplemental information relating to selected aspects of our business and operations to reflect changes subsequent to the filing of our Form 20-F as well as a current description of our strengths.

Our Mission

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems – whether those customers are consumers, merchants or enterprises – ultimately will lead to the best outcome for our business. We have developed a large digital economy that enables participants to create and share value on our platforms. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

Our Vision

We aim to build the future infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba. We do not pursue size or power; we aspire to be a good company that will last for 102 years.

As we continue to expand our businesses from commerce to cloud computing, digital media and entertainment, among other sectors, Alibaba has evolved into a digital economy that is unique, energetic and innovative. We have set five-year goals to serve global consumers, of which more than 1 billion will be Chinese consumers and facilitate more than RMB10 trillion of consumption on our platforms. We believe the five-year goals put us closer to achieving our vision for 2036: to be serving 2 billion global consumers, empowering 10 million profitable businesses and to have created 100 million jobs.

Our Values

Our values are fundamental to the way we operate and how we recruit, evaluate and compensate our people.

Our six values are:

  •
  Customers first, employees second, shareholders third – This reflects our choice of what's important, in order of priority. Only by creating sustained customer value can employees grow and shareholders achieve long-term benefit.

  •
  Trust makes everything simple – Trust is both the most precious and fragile thing in the world. The story of Alibaba is a story of building and cherishing trust. Complexity begets complexity, and simplicity breeds simplicity. Aliren (

  ) are straightforward – what

BUSINESS

    you see is what you get. With trust, there is no second-guessing or suspicion, and the result is simplicity and efficiency.

  •
  Change is the only constant – Whether you change or not, the world is changing, our customers are changing and the competitive landscape is changing. We must face change with respect and humility. Otherwise, we will fail to see it, fail to respect it, fail to understand it and fail to catch up with it. Whether you change yourself or create change, both are the best kinds of change. Embracing change is the most unique part of our DNA.

  •
  Today's best performance is tomorrow's baseline – In Alibaba's most challenging times, this spirit has helped us overcome difficulties and survive. In bad times, we know how to motivate ourselves; in good times, we dare to set "dream targets" (stretch goals). Face the future, or we regress. We must shoot for the moon, challenge ourselves, motivate ourselves and exceed ourselves.

  •
  If not now, when? If not me, who? – This was a tagline in Alibaba's first job advertisement and became our first proverb. It is not a question, but a call of duty. This proverb symbolizes the sense of ownership that each Aliren must possess.

  •
  Live seriously, work happily – Work is now, life is forever. What you do in your job is up to you, but you have responsibility to the ones who love you. Enjoy work as you enjoy life; treat life seriously as you do work. If you live with purpose, you will find reward. You make Alibaba different and make your loved ones proud. Everyone has their own view of work and life; we respect each person's choice. Whether you live by this value depends on how you live your life.

Our Digital Economy

The following chart sets forth the key businesses and services provided by us and Ant Financial, our major cooperation partner.

BUSINESS

*
We do not consolidate Ant Financial in our financial statements.

BUSINESS

Our Scale

Our business and digital economy as a whole have achieved significant scale:

Notes:

(1)
Deduplicated sum of annual active consumers from our China consumer business and Ant Financial's annual active users in China for the twelve months ended June 30, 2019.

(2)
Our China consumer business refers to our consumer-facing businesses in China, primarily including our China retail marketplaces, local consumer services and Youku, collectively.

(3)
For the twelve months ended June 30, 2019.

(4)
Deduplicated sum of annual active consumers from Lazada and AliExpress.

(5)
For our China retail marketplaces, for the twelve months ended March 31, 2019.

(6)
See "Financial Information – Non-GAAP Measures" for the definitions and reconciliation of these non-GAAP measures to the nearest comparable U.S. GAAP measures. The most directly comparable U.S. GAAP measures for non-GAAP net income and free cash flow are net income and net cash provided by operating activities for the twelve months ended June 30, 2019 were RMB91.7 billion and RMB149.5 billion, respectively.

BUSINESS

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors that set us apart from our peers.

Innovative Culture and Capabilities

Since our founding, we have been an innovation leader in both technology and business. For example, through Tmall, we invented the 11.11 global shopping festival, as an annual promotional shopping festival which has become the most important shopping event in China and has been embraced globally by online retail platforms. Alipay was the first to offer online payment and escrow services in China which solved the trust issue between buyers and sellers at the time and laid the foundation for high growth in online shopping in China for the years after. Through Cainiao Network, we have created a scalable logistics data platform that leverages logistics partners to efficiently enable the delivery of 25.1 billion packages generated by our China retail marketplaces in fiscal year 2019. We have led the transformation of commerce through our New Retail initiatives which aim to elevate the consumer experience to new levels and provide traditional retailers with technological know-how, facilitating the digital transformation of their businesses. We pioneered the Electronic World Trade Platform initiative which was officially included in the 2016 G20 Leaders' Communique Hangzhou Summit and is now internationally recognized. Based on this proven track record, we believe we are in the best position to develop new technologies and innovative solutions to serve customer needs, enable small businesses and narrow the technology gap for those who have been underserved.

Management Team with Owner Mentality and Proven Track Record

Our management team's clear sense of mission, long-term focus and commitment to the values that define the Alibaba culture have been central to our successful track record. Our management team has been remarkably stable and has created and grown leading businesses organically, including Alibaba.com, Taobao Marketplace, Alipay, Tmall and Alibaba Cloud. In addition, we believe our partnership culture, as well as substantial long-term equity ownership by the management team, encourage our business leaders to think like owners. Our management team acts with a keen sense of responsibility for the success of our customers, employees and shareholders.

Trusted Brands

Alibaba, Taobao, Tmall and Alibaba Cloud are well recognized and trusted brands in China and globally. Due to the strength of these brands, a majority of our customers access our China retail marketplaces directly through installed mobile apps to find the products and services they are seeking instead of via third-party search engines. Our brands represent superior product selection, convenience and trust. We believe consumers perceive us to be a leader in the Internet industry, which engenders trust in our products and services. Through the mobile apps of our businesses such as Taobao, Tmall, Freshippo (known as "Hema" in Chinese), Ele.me, Youku, UC Browser and Amap, as well as of Alipay, products and services provided by our digital economy live in our users' smartphones and have become a part of people's daily lives in China. We believe merchants, brands and other businesses and retailers perceive us to be a leader in retail commerce in China

BUSINESS

with our technology and services offerings, which are supported by our cloud computing technology. According to BrandZ, Alibaba is China's most valuable brand and the world's second most valuable retail brand, both by brand value in 2019.

Consumer Insights

Data from consumer behavior and transactions completed on our marketplaces and interactions among participants in our digital economy provide us with valuable insights into consumer behavior and broader consumption trends. These insights help us and merchants, brands and retailers to improve the consumer experience, operate more efficiently and create innovative products and services. Our commerce technology and services enable merchants and brands to target, engage and manage their customers along the entire consumer journey from awareness, interest, purchase and repeat visits. For consumers, our Taobao app offers intelligent personalized recommendations and innovative content formats, which drive user engagement and conversion. We also leverage proprietary data from our marketplaces to help our logistics partners improve the efficiency and effectiveness of their services.

Reliable, Scalable and Cost-effective Proprietary Technology

The substantial volume of transactions and data generated on our marketplaces and interactions among participants in our digital economy necessitates a reliable, scalable and cost-effective technology infrastructure. We have made significant investments in our infrastructure and data technology to support the strong growth in our businesses. We have developed proprietary technology in infrastructure, distributed cloud architecture, big data analytics, AI, machine learning, middleware and security. The development of proprietary technology enables us to scale and enhance the efficiency of our businesses, as well as rapidly innovate on features and services for our users and develop cloud computing products and services for our enterprise customers.

Thriving Digital Economy with Powerful Network Effects

We view ourselves as the steward of a thriving and comprehensive digital economy with responsibility for developing and balancing the interests of all participants. This approach provides us with the following key advantages:

  •
  The participants in our digital economy are invested in its success and growth. They include consumers, merchants, brands, retailers, other businesses, third party service providers and strategic alliance partners. These participants all derive significant economic value from the continued success of the digital economy. We believe our digital economy drives the livelihood of many of the merchants and third-party service providers, and as a result the interests of these participants are aligned with ours to ensure the continued success of our digital economy.

  •
  The interactions among these participants create value for one another as our digital economy expands and generates strong network effects. More merchants on our marketplaces increase the choices available to consumers, and more consumers on our marketplaces increase the potential sales for merchants through network effects that make our marketplaces exponentially more valuable. These network effects increase the

BUSINESS

    loyalty and frequency of use of our platforms by consumers and make it difficult to replicate our digital economy.

Certain Recent Operating Data

  •
  For the twelve months ended June 30, 2019, more than 130 million annual active consumers spent more than RMB10,000 on our China retail marketplaces.

  •
  For the twelve months ended March 31, 2019, new consumers from less developed areas on our China retail marketplaces spent over RMB2,000 on average.

  •
  In June 2019, the various mobile apps that consumers use to access our China retail marketplaces had 755 million mobile MAUs. In addition, our China retail marketplaces had 674 million annual active consumers for the twelve months ended June 30, 2019, representing an unparalleled amount of purchasing power. Our consumer services and New Retail initiatives further allow us to engage a broader consumer base and drive user loyalty. Consumers who used all five of our Taobao, Amap, Youku, Ele.me and UC Browser apps, accessed at least one of these apps at least once a day for 27 days in the month ended June 30, 2019.

  •
  Our retail commerce – cross-border and global businesses include Lazada, AliExpress, Tmall Global, Kaola, Tmall World, Trendyol and Daraz. In the twelve months ended June 30, 2019, Lazada and AliExpress together served approximately 130 million annual active consumers overseas.

  •
  For the twelve months ended June 30, 2019, spending on Ele.me and Koubei grew 40% year-over-year.

  •
  We have developed proprietary technology, including patented technology, in a range of areas, including technology infrastructure, distributed cloud architecture, big data analytics, AI, IoT, communications, fulfillment and logistics systems, middleware and security. As of June 30, 2019, we had 6,175 issued patents and 13,336 publicly filed patent applications in China and 3,112 issued patents and 9,742 publicly filed patent applications in various other countries and jurisdictions. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

  •
  As of June 30, 2019, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space and other facilities owned by us totaling approximately 6.9 million square meters, reflecting the continuous expansion of our business through organic growth and acquisition and consolidation of new businesses.

Customers and Suppliers

We have a broad base of customers, and our top five customers accounted for less than 5% of our total revenues for each of the years ended March 31, 2017, 2018 and 2019 and the three months

BUSINESS

ended June 30, 2018 and 2019, respectively. Our top five suppliers accounted for less than 30% of our purchases for each of the years ended March 31, 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, respectively.

Insurance

As at November 5, 2019, we maintained various insurance policies relating to our business operations. We consider that the coverage from the insurance policies maintained by us is adequate for our present operations and is in line with the industry norm. During the years ended March 31, 2017, 2018 and 2019, and the three months ended June 30, 2019 and up to November 5, 2019, we have not made, nor been the subject of, any material insurance claim.

On October 16, 2019, the Southern District of New York entered a judgment approving the settlement and dismissing a shareholder class action lawsuit as described in Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings" in our Form 20-F for the year ended March 31, 2019.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the quarter ended and as of June 30, 2019, including certain new disclosures made in connection with the Listing and Offering.

The following consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes, "Item 5. Operating and Financial Review and Prospects" in our Form 20-F for the year ended March 31, 2019, our audited consolidated financial statements for the quarter ended June 30, 2019 included as Exhibit 99.1 of our report on Form 6-K furnished to the SEC on November 13, 2019 and the related disclosures contained herein and therein.

Our Monetization Model

We derive most of our revenue from our core commerce segment, which accounted for 85%, 86%, 86%, 86% and 87% of our total revenue in fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, respectively, while cloud computing, digital media and entertainment, and innovation initiatives and others contributed in aggregate 15%, 14%, 14%, 14% and 13% in fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, respectively.

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended June 30,
	2018		2019
	RMB	% of revenue	RMB	US$	% of revenue
	(unaudited)
	(in millions, except percentages)

Core commerce:
China commerce retail	53,968	67%	75,601	11,013	66%
China commerce wholesale	2,250	3%	2,992	436	3%
International commerce retail	4,316	6%	5,567	811	5%
International commerce wholesale	1,837	2%	2,245	327	2%
Cainiao logistics services	3,327	4%	5,005	729	4%
Local consumer services	2,612	3%	6,180	900	5%
Others	878	1%	1,954	284	2%

Total core commerce	69,188	86%	99,544	14,500	87%
Cloud computing	4,698	6%	7,787	1,134	7%
Digital media and entertainment	5,975	7%	6,312	920	5%
Innovation initiatives and others	1,059	1%	1,281	187	1%

Total	80,920	100%	114,924	16,741	100%

FINANCIAL INFORMATION

Core Commerce

  China Commerce Retail

The following table sets forth the revenue from our China commerce retail business, in absolute amounts and as percentages of our total revenue, for the fiscal years presented:

	Three months ended June 30,
	2018		2019
	RMB	% of revenue	RMB	US$	% of revenue
	(unaudited)
	(in millions, except percentages)

China commerce retail:
Customer management	33,053	41%	41,954	6,111	37%
Commission	13,756	17%	16,902	2,462	15%
Others	7,159	9%	16,745	2,440	14%

Total	53,968	67%	75,601	11,013	66%

  Customer management

We derive a substantial majority of our China commerce retail revenue from customer management, which primarily consists of:

  •
  P4P marketing services, where merchants primarily bid for keywords through our online auction system that matches product or service listings appearing in search or browser results on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.

  •
  Display marketing services, where merchants bid for display positions at fixed prices or prices established by a market-based bidding system on a CPM basis. Revenue from P4P and display marketing services provided through third-party marketing affiliates represented 1% and 1% of our total revenue in the three months ended June 30, 2018 and 2019, respectively.

  •
  Taobaoke program, where we collaborate with shopping guide platforms, medium- and small-sized websites and mobile apps, individuals and other third parties, collectively "Taobaokes," to offer marketing services. Revenue from the Taobaoke program represented 2% and 2% of our total revenue in the three months ended June 30, 2018 and 2019, respectively.

FINANCIAL INFORMATION

Recent Investment, Acquisition and Strategic Alliance Activities

Core Commerce and New Retail

Meinian, a company that offers health examination, health evaluation, health consulting, and other services and is listed on the Shenzhen Stock Exchange. In October 2019, we, together with Ant Financial, agreed to acquire new and existing shares of Meinian, representing a minority stake in Meinian for a total consideration of RMB6,700 million. The completion of the transaction is subject to customary closing conditions including receipt of the required regulatory approval.

HQG, Inc., or Kaola, an import e-commerce platform in China. In September 2019, we acquired a 100% equity interest in Kaola from NetEase, Inc. for an aggregate purchase price of US$1,825 million, comprising cash and approximately 14.3 million of our newly issued ordinary shares (equivalent to approximately 1.8 million American depositary shares) valued at US$316 million. The purchase price is subject to post-closing purchase price adjustments as set out in the definitive agreements for the transaction. With this acquisition, we aim to further elevate our import service and experience for Chinese consumers through synergies across the Alibaba digital economy.

Logistics

STO Express Co., Ltd., or STO Express, one of the leading express delivery services companies in China that is listed on the Shenzhen Stock Exchange. In March 2019, we made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. In July 2019, we acquired a 49% equity interest in an investment vehicle which holds a 29.9% equity interest in STO Express (equivalent to an effective equity interest of approximately 14.7% in STO Express) for a cash consideration of RMB4.7 billion (US$685 million). The investment vehicle was established by the controlling shareholder of STO Express, and we subsequently entered into an option agreement with this controlling shareholder. Under the terms of the agreement, we may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express through exercise of call options for a total consideration of RMB10.0 billion (US$1.5 billion). We can exercise our options to acquire effective equity interests in STO Express at any time during a three-year period beginning on December 28, 2019.

Cainiao Network, a company that operates a logistics data platform which leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop- shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale. It uses data insights and technology to improve efficiency across the logistics value chain. In October 2017, as a further step to implement our New Retail strategy, we completed a subscription for newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million. Following the completion of the transaction, our equity interest in Cainiao Network increased from an approximately 47% to an approximately 51% and Cainiao Network became our consolidated subsidiary. In September 2019, we purchased additional equity interests in Cainiao Network for a cash consideration of US$157 million. In November 2019, we subscribed for newly issued ordinary shares of Cainiao Network together with certain of Cainiao

FINANCIAL INFORMATION

Network's existing shareholders in connection with its equity financing transaction and to purchase certain equity interest from an existing Cainiao Network shareholder, for a total consideration of US$3,325 million. Upon the completion of these transactions, our equity interest in Cainiao Network increased from approximately 51% to approximately 63%. We expect that Cainiao Network will help enhance the overall logistics experience for consumers and merchants across our digital economy, and enable greater efficiencies and lower costs in the logistics sector in China.

International Expansion

AliExpress Russia Holding Pte. Ltd., or AliExpress Russia Joint Venture, a joint venture set up by us, Mail.ru Group Limited, or Mail.ru Group, a leading internet company in Russia, Public Joint Stock Company MegaFon, or MegaFon, a Russian mobile telecommunications operator and Joint Stock Company "Managing Company of Russian Direct Investment Fund," or RDIF, a Russian sovereign wealth fund. In October 2019, we invested US$100 million into the joint venture and contributed our AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. As of the date hereof, we hold an approximately 56% equity interest and less-than-majority voting rights in the joint venture. As part of the transaction, we have also taken a minority stake in Mail.ru Group. In connection with the establishment of the joint venture, we entered into a strategic cooperation agreement relating to, among other things, traffic and product initiatives.

Lazada Group S.A., or Lazada, a company that operates leading e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. In April 2016, we completed the acquisition of a controlling stake in Lazada for a total cash consideration of US$1.0 billion. Subsequent to this acquisition, we made additional investments in Lazada amounting to an aggregate of US$3,006 million through acquisition of additional shares and capital injections. Upon the completion of these transactions, we owned approximately 98% of equity interest in Lazada.

FINANCIAL INFORMATION

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended June 30,
	2018		2019
	RMB	% of revenue	RMB	US$	% of revenue
	(unaudited)
	(in millions, except percentages)

Core commerce:
China commerce retail	53,968	67%	75,601	11,013	66%
China commerce wholesale	2,250	3%	2,992	436	3%
International commerce retail	4,316	6%	5,567	811	5%
International commerce wholesale	1,837	2%	2,245	327	2%
Cainiao logistics services	3,327	4%	5,005	729	4%
Local consumer services	2,612	3%	6,180	900	5%
Others	878	1%	1,954	284	2%

Total core commerce	69,188	86%	99,544	14,500	87%
Cloud computing	4,698	6%	7,787	1,134	7%
Digital media and entertainment	5,975	7%	6,312	920	5%
Innovation initiatives and others	1,059	1%	1,281	187	1%

Total	80,920	100%	114,924	16,741	100%

Share-based Compensation

Share-based compensation expense decreased from RMB16,378 million for the three months ended June 30, 2018 to RMB7,115 million (US$1,036 million) for the three months ended June 30, 2019, respectively, representing 20% and 6% of our revenue in the respective periods.

FINANCIAL INFORMATION

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
	(in millions)

Cost of revenue	3,816	1,747	254
Product development expenses	6,512	3,009	438
Sales and marketing expenses	2,063	862	126
General and administrative expenses	3,987	1,497	218

Total	16,378	7,115	1,036

Share-based compensation expense was significantly higher in the three months ended June 30, 2018 compared to the three months ended June 30, 2019 because Ant Financial completed an equity financing at a higher valuation during the three months ended June 30, 2018, which required us to recognize the increase in value of these awards. The following table sets forth an analysis of share-based compensation expense by type of awards:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
	(in millions)

Alibaba Group share-based awards(1)	4,584	5,898	859
Ant Financial share-based awards granted to our employees(2)	11,477	352	51
Others(3)	317	865	126

Total share-based compensation expense	16,378	7,115	1,036

(1)
This includes awards we have granted to our employees, Ant Financial employees and other consultants. Awards we have granted to non-employees were subject to mark-to-market accounting treatment until March 31, 2019. Beginning on April 1, 2019, we adopted ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting" under U.S. GAAP. As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment.

(2)
Awards subject to mark-to-market accounting treatment.

(3)
Others primarily relate to share-based awards underlying the equity of our subsidiaries.

FINANCIAL INFORMATION

Non-GAAP Measures

We use adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow, each a non- GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, operating lease cost relating to land use rights, impairment of goodwill and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and

FINANCIAL INFORMATION

impairment of goodwill and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace- based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Financial, settlement of a U.S. federal class action lawsuit, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campus), licensed copyrights and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces and changes in loan receivables relating to micro loans of our SME loan business (which we transferred to Ant Financial in February 2015) and others. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campus" because the office campus is used by us for corporate and administrative purposes and is not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants. We present the adjustment for changes in loan receivables because these receivables are reflected under cash flows from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

FINANCIAL INFORMATION

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
	(in millions)
Net income	7,650	19,122	2,785
Less: Interest and investment income, net	(7,246)	(187)	(27)
Add: Interest expense	1,213	1,346	196
Less: Other income (loss), net.	83	(2,101)	(306)
Add: Income tax expenses	5,665	6,712	978
Add: Share of results of equity investees	655	(517)	(75)

Income from operations	8,020	24,375	3,551
Add: Share-based compensation expense	16,378	7,115	1,036
Add: Amortization of intangible assets	2,104	3,066	447

Adjusted EBITA	26,502	34,556	5,034
Add: Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	2,857	4,682	682

Adjusted EBITDA	29,359	39,238	5,716

The following table sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Adjusted EBITA for core commerce	32,797	41,025	5,976
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	4,159	5,775	841

Marketplace-based core commerce adjusted EBITA	36,956	46,800	6,817

FINANCIAL INFORMATION

The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,			Twelve months ended June 30,
	2018	2019		2019
	RMB	RMB	US$	RMB
	(in millions)
Net income	7,650	19,122	2,785	91,706
Add: Share-based compensation expense	16,378	7,115	1,036	28,228
Add: Amortization of intangible assets	2,104	3,066	447	11,689
Add: Impairment of goodwill and investments	–	250	36	11,610
Less: Gain (loss) on deemed disposals/disposals/revaluation of investments and others	(5,408)	1,626	237	(40,491)
Add: Settlement of U.S. federal class action lawsuit(1)	–	–	–	1,679
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	66	10	264
Adjusted for tax effects on non-GAAP adjustments(2)	(689)	(296)	(43)	(430)

Non-GAAP net income	20,101	30,949	4,508	104,255

(1)
For a description of the relevant federal class action lawsuit and settlement, see "Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings" in our Form 20-F for the year ended March 31, 2019.

(2)
Tax effects on non-GAAP adjustments are comprised of tax provisions on the amortization of intangible assets and certain gains or losses from investments, as well as tax benefits from share-based awards.

FINANCIAL INFORMATION

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	8,685	21,252	3,096
Less: Dilution effect on earnings arising from share-based awards operated by a subsidiary and equity investees	(3)	(11)	(2)

Net income attributable to ordinary shareholders for computing diluted earnings per share/ADS	8,682	21,241	3,094
Add: Non-GAAP adjustments to net income(1)	12,451	11,827	1,723

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	21,133	33,068	4,817

Weighted average number of shares on a diluted basis (million shares)	21,014	21,075
Diluted earnings per share(2)	0.41	1.01	0.15
Add: Non-GAAP adjustments to net income per share(3)	0.60	0.56	0.08

Non-GAAP diluted earnings per share(4)	1.01	1.57	0.23

Diluted earnings per ADS(2)	3.30	8.06	1.17
Add: Non-GAAP adjustments to net income per ADS(3)	4.74	4.49	0.66

Non-GAAP diluted earnings per ADS(4)	8.04	12.55	1.83

(1)
See the table above regarding the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)
Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to- ADS ratio.

(3)
Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustment to net income per ADS is derived from the non-GAAP adjustment to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)
Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

FINANCIAL INFORMATION

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,			Twelve months ended June 30,
	2018	2019		2019
	RMB	RMB	US$	RMB
	(unaudited)
	(in millions)
Net cash provided by operating activities(1)	36,117	34,612	5,042	149,470
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(5,005)	(5,856)	(853)	(33,187)
Less: Acquisition of licensed copyrights and other intangible assets	(4,754)	(2,395)	(349)	(11,802)

Free cash flow	26,358	26,361	3,840	104,481

(1)
We adopted ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended March 31, 2017 and 2018 was an increase of RMB2,528 million and RMB634 million, respectively.

FINANCIAL INFORMATION

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
	(in millions, except per share data)
Revenue
Core commerce	69,188	99,544	14,500
Cloud computing	4,698	7,787	1,134
Digital media and entertainment	5,975	6,312	920
Innovation initiatives and others	1,059	1,281	187

Total	80,920	114,924	16,741
Cost of revenue	(43,720)	(59,987)	(8,738)
Product development expenses	(11,510)	(10,478)	(1,526)
Sales and marketing expenses	(8,921)	(10,698)	(1,558)
General and administrative expenses	(6,645)	(6,320)	(921)
Amortization of intangible assets	(2,104)	(3,066)	(447)

Income from operations	8,020	24,375	3,551
Interest and investment income, net	7,246	187	27
Interest expense	(1,213)	(1,346)	(196)
Other income (loss), net	(83)	2,101	306

Income before income tax and share of results of equity investees	13,970	25,317	3,688
Income tax expenses	(5,665)	(6,712)	(978)
Share of results of equity investees	(655)	517	75

Net income	7,650	19,122	2,785
Net loss attributable to noncontrolling interests	1,070	2,326	339

Net income attributable to Alibaba Group Holding Limited	8,720	21,448	3,124
Accretion of mezzanine equity	(35)	(196)	(28)

Net income attributable to ordinary shareholders	8,685	21,252	3,096

Earnings per share attributable to ordinary shareholders:
Basic	0.42	1.02	0.15
Diluted	0.41	1.01	0.15
Earnings per ADS attributable to ordinary shareholders:
Basic	3.36	8.18	1.19
Diluted	3.30	8.06	1.17

FINANCIAL INFORMATION

	Three months ended June 30,
	2018	2019
	%	%
	(unaudited)
	(as percentage of revenue)
Revenue
Core commerce	86	87
Cloud computing	6	7
Digital media and entertainment	7	5
Innovation initiatives and others	1	1

Total	100	100
Cost of revenue	(54)	(53)
Product development expenses	(14)	(9)
Sales and marketing expenses	(11)	(9)
General and administrative expenses	(8)	(5)
Amortization of intangible assets	(3)	(3)

Income from operations	10	21
Interest and investment income, net	9	–
Interest expense	(2)	(1)
Other income (loss), net	–	2

Income before income tax and share of results of equity investees	17	22
Income tax expenses	(7)	(6)
Share of results of equity investees	–	–

Net income	10	16
Net loss attributable to noncontrolling interests	1	2

Net income attributable to Alibaba Group Holding Limited	11	18
Accretion of mezzanine equity	–	–

Net income attributable to ordinary shareholders	11	18

FINANCIAL INFORMATION

Segment Information

The table below sets forth certain financial information of our operating segments for the periods indicated:

	Three months ended June 30, 2019
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)

Revenue	99,544	7,787	6,312	1,281	–	114,924	16,741
Income (loss) from operations	35,049	(1,509)	(3,159)	(3,000)	(3,006)	24,375	3,551
Add: Share-based compensation expense	3,310	1,147	596	1,015	1,047	7,115	1,036
Add: Amortization of intangible assets	2,666	4	330	20	46	3,066	447

Adjusted EBITA	41,025	(358)	(2,233)	(1,965)	(1,913)	34,556	5,034

Adjusted EBITA margin	41%	(5)%	(35)%	(153)%		30%

	Three months ended June 30, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited)
	(in millions, except percentages)

Revenue	69,188	4,698	5,975	1,059	–	80,920
Income (loss) from operations	23,022	(2,074)	(4,290)	(3,775)	(4,863)	8,020
Add: Share-based compensation expense	8,095	1,581	818	2,564	3,320	16,378
Add: Amortization of intangible assets	1,680	5	340	9	70	2,104

Adjusted EBITA	32,797	(488)	(3,132)	(1,202)	(1,473)	26,502

Adjusted EBITA margin	47%	(10)%	(52)%	(114)%		33%

(1)
Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

FINANCIAL INFORMATION

Comparison of Three Months Ended June 30, 2018 and 2019

Revenue

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
		(in millions, except percentages)

Core commerce:
China commerce retail	53,968	75,601	11,013	40%
China commerce wholesale	2,250	2,992	436	33%
International commerce retail	4,316	5,567	811	29%
International commerce wholesale	1,837	2,245	327	22%
Cainiao logistics services	3,327	5,005	729	50%
Local consumer services	2,612	6,180	900	137%
Others	878	1,954	284	123%

Total core commerce	69,188	99,544	14,500	44%
Cloud computing	4,698	7,787	1,134	66%
Digital media and entertainment	5,975	6,312	920	6%
Innovation initiatives and others	1,059	1,281	187	21%

Total revenue	80,920	114,924	16,741	42%

Total revenue increased by 42% from RMB80,920 million in the three months ended June 30, 2018 to RMB114,924 million (US$16,741 million) in the three months ended June 30, 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail business, Ele.me (which we consolidated in May 2018) and Alibaba Cloud.

  Core commerce segment

  China commerce retail

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
	(in millions, except percentages)

Revenue
China commerce retail business
Customer management	33,053	41,954	6,111	27%
Commission	13,756	16,902	2,462	23%
Others(1)	7,159	16,745	2,440	134%

Total	53,968	75,601	11,013	40%

(1)
"Others" revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, Tmall Direct Import and Intime.

FINANCIAL INFORMATION

Revenue from our China commerce retail business in the three months ended June 30, 2019 was RMB75,601 million (US$11,013 million), an increase of 40% compared to RMB53,968 million in the corresponding period of 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 26% year-over-year, which represents an increase of 27% in customer management revenue and an increase of 23% in commission revenue. The growth of customer management revenue was primarily the result of increases in the volume of paid clicks due to user growth and more relevant listings driven by better algorithms, which resulted in better consumer experience. The growth of commission revenue was primarily due to the strong 34% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders), partly offset by the revenue mix shift within Tmall Supermarket from commission-based revenue towards direct sales, which is classified as "Others" revenue under China commerce retail business. "Others" revenue under China commerce retail business was RMB16,745 million (US$2,440 million), a significant increase compared to RMB7,159 million in the corresponding period of 2018, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo. We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

  China commerce wholesale

Revenue from our China commerce wholesale business in the three months ended June 30, 2019 was RMB2,992 million (US$436 million), an increase of 33% compared to RMB2,250 million in the corresponding period of 2018. The increase was primarily due to an increase in the average revenue from paying members on 1688.com, our domestic wholesale marketplace.

  International commerce retail

Revenue from our international commerce retail business in the three months ended June 30, 2019 was RMB5,567 million (US$811 million), an increase of 29% compared to RMB4,316 million in the corresponding period of 2018. The increase was primarily due to our consolidation of Trendyol, Turkey's leading e-commerce platform, and an increase in revenue from AliExpress.

  International commerce wholesale

Revenue from our international commerce wholesale business in the three months ended June 30, 2019 was RMB2,245 million (US$327 million), an increase of 22% compared to RMB1,837 million in the corresponding period of 2018. The increase was primarily due to increases in the average revenue from paying members and the number of paying members on Alibaba.com, our global wholesale marketplace.

  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB5,005 million (US$729 million) in the three months ended June 30, 2019, an increase of 50% compared to

FINANCIAL INFORMATION

RMB3,327 million in the corresponding period of 2018, mainly due to the increase in the volume of orders fulfilled.

  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB6,180 million (US$900 million) in the three months ended June 30, 2019, an increase of 137% compared to RMB2,612 million in the corresponding period of 2018. We started to consolidate Ele.me in May 2018 and Koubei in December 2018.

  Cloud computing segment

Revenue from our cloud computing business in the three months ended June 30, 2019 was RMB7,787 million (US$1,134 million), an increase of 66% compared to RMB4,698 million in the corresponding period of 2018, primarily driven by an increase in average revenue per customer.

  Digital media and entertainment segment

Revenue from our digital media and entertainment business in the three months ended June 30, 2019 was RMB6,312 million (US$920 million), an increase of 6% compared to RMB5,975 million in the corresponding period of 2018. The increase was primarily due to our consolidation of Alibaba Pictures in March 2019.

  Innovation initiatives and others segment

Revenue from innovation initiatives and others in the three months ended June 30, 2019 was RMB1,281 million (US$187 million), an increase of 21% compared to RMB1,059 million in the corresponding period of 2018. The increase was mainly due to an increase in revenue from Amap.

Cost of Revenue

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
	(in millions, except percentages)

Cost of revenue	43,720	59,987	8,738	37%
Percentage of revenue	54%	53%
Share-based compensation expense included in cost of revenue	3,816	1,747	254	(54)%
Percentage of revenue	4%	2%
Cost of revenue excluding share-based compensation expense	39,904	58,240	8,484	46%
Percentage of revenue	50%	51%

FINANCIAL INFORMATION

Cost of revenue in the three months ended June 30, 2019 was RMB59,987 million (US$8,738 million), or 53% of revenue, compared to RMB43,720 million, or 54% of revenue, in the corresponding period of 2018. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 50% in the three months ended June 30, 2018 to 51% in the three months ended June 30, 2019. The increase was primarily due to an increase in the cost of inventory from our direct sales and New Retail businesses, as well as an increase in logistics cost from our on-demand delivery service by Ele.me, partly offset by a decrease in content spending by Youku. As we continue to invest in New Retail, globalization, local consumer services, user acquisition, user experience and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenue.

Product Development Expenses

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
	(in millions, except percentages)

Product development expenses	11,510	10,478	1,526	(9)%
Percentage of revenue	14%	9%
Share-based compensation expense included in product development expenses	6,512	3,009	438	(54)%
Percentage of revenue	8%	2%
Product development expenses excluding share-based compensation expense	4,998	7,469	1,088	49%
Percentage of revenue	6%	7%

Our product development expenses in the three months ended June 30, 2019 were RMB10,478 million (US$1,526 million), or 9% of revenue, compared to RMB11,510 million, or 14% of revenue, in the corresponding period of 2018. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 6% in the three months ended June 30, 2018 to 7% in the three months ended June 30, 2019. We expect our product development expenses will increase in absolute amounts and may increase as a percentage of revenue, as we increase our investments in technology, research and development.

FINANCIAL INFORMATION

Sales and Marketing Expenses

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
	(in millions, except percentages)

Sales and marketing expenses	8,921	10,698	1,558	20%
Percentage of revenue	11%	9%
Share-based compensation expense included in sales and marketing expenses	2,063	862	126	(58)%
Percentage of revenue	3%	1%
Sales and marketing expenses excluding share-based compensation expense	6,858	9,836	1,432	43%
Percentage of revenue	8%	8%

Our sales and marketing expenses in the three months ended June 30, 2019 were RMB10,698 million (US$1,558 million), or 9% of revenue, compared to RMB8,921 million, or 11% of revenue, in the corresponding period of 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 8% in the three months ended June 30, 2019 and the corresponding period last year. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
	(in millions, except percentages)

General and administrative expenses	6,645	6,320	921	(5)%
Percentage of revenue	8%	5%
Share-based compensation expense included in general and administrative expenses	3,987	1,497	218	(62)%
Percentage of revenue	5%	1%
General and administrative expenses excluding share-based compensation expense	2,658	4,823	703	81%
Percentage of revenue	3%	4%

FINANCIAL INFORMATION

Our general and administrative expenses in the three months ended June 30, 2019 were RMB6,320 million (US$921 million), or 5% of revenue, compared to RMB6,645 million, or 8% of revenue, in the corresponding period of 2018. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3% in the three months ended June 30, 2018 to 4% in the three months ended June 30, 2019.

Amortization of Intangible Assets

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
	(in millions, except percentages)

Amortization of intangible assets	2,104	3,066	447	46%
Percentage of revenue	3%	3%

Amortization of intangible assets in the three months ended June 30, 2019 was RMB3,066 million (US$447 million), an increase of 46% from RMB2,104 million in the corresponding period of 2018, primarily due to an increase in amortization of intangible assets acquired from business combinations of Koubei. As we consolidate newly acquired businesses, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$	% Change
	(unaudited)
	(in millions, except percentages)

Income from operations	8,020	24,375	3,551	204%
Percentage of revenue	10%	21%
Share-based compensation expense included in income from operations	16,378	7,115	1,036	(57)%
Percentage of revenue	20%	6%
Income from operations excluding share-based compensation expense	24,398	31,490	4,587	29%
Percentage of revenue	30%	27%

Our income from operations in the three months ended June 30, 2019 was RMB24,375 million (US$3,551 million), or 21% of revenue, an increase of 204% compared to RMB8,020 million, or 10% of revenue, in the corresponding period of 2018. The increase would have been 27% excluding share-based compensation expense resulting from Ant Financial's awards to our

FINANCIAL INFORMATION

employees. This expense was significantly higher in the three months ended June 30, 2018 because during the quarter Ant Financial completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "— Segment Information" above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended June 30,
	2018		2019
	RMB	% of Segment Revenue	US$	% Change	% of Segment Revenue
	(unaudited)
	(in millions, except percentages)

Core commerce	32,797	47%	41,025	5,976	41%
Cloud computing	(488)	(10)%	(358)	(52)	(5)%
Digital media and entertainment	(3,132)	(52)%	(2,233)	(325)	(35)%
Innovation initiatives and others	(1,202)	(114)%	(1,965)	(286)	(153)%

  Core commerce segment

Adjusted EBITA increased by 25% to RMB41,025 million (US$5,976 million) in the three months ended June 30, 2019, compared to RMB32,797 million in the corresponding period of 2018. Marketplace-based core commerce adjusted EBITA increased 27% year-over-year to RMB46,800 million (US$6,817 million). Adjusted EBITA margin decreased from 47% in the three months ended June 30, 2018 to 41% in the three months ended June 30, 2019 due to strategic investments, primarily including aggressive investment in local consumer services and gradual revenue mix shift towards self-operated New Retail and direct sales businesses where revenue is recorded on a gross basis including the cost of inventory. We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and revenue mix shift to self-operated New Retail and direct sales businesses.

  Cloud computing segment

Adjusted EBITA in the three months ended June 30, 2019 was a loss of RMB358 million (US$52 million), compared to a loss of RMB488 million in the corresponding period of 2018. Adjusted EBITA margin improved to negative 5% in the three months ended June 30, 2019 from negative 10% in the three months ended June 30, 2018, primarily due to economies of scale.

FINANCIAL INFORMATION

  Digital media and entertainment segment

Adjusted EBITA in the three months ended June 30, 2019 was a loss of RMB2,233 million (US$325 million), compared to a loss of RMB3,132 million in the corresponding period of 2018. Adjusted EBITA margin improved to negative 35% in the three months ended June 30, 2019 from negative 52% in the three months ended June 30, 2018, primarily due to the decrease of content spending by Youku.

  Innovation initiatives and others segment

Adjusted EBITA in the three months ended June 30, 2019 was a loss of RMB1,965 million (US$286 million), compared to a loss of RMB1,202 million in the corresponding period of 2018. The increase in adjusted EBITA loss was primarily due to our investments in technological research and innovation, as well as investments in other business initiatives.

Interest and Investment Income, Net

Our interest and investment income, net, in the three months ended June 30, 2019 was RMB187 million (US$27 million), compared to RMB7,246 million in the corresponding period of 2018, which was primarily due to net losses arising from changes in fair value of our equity investments in the three months ended June 30, 2019 as opposed to net gains in the corresponding period of 2018. The above-mentioned net gains/losses arising from changes in fair value of equity investments were excluded from our non-GAAP net income.

Interest Expense

Our interest expense increased by 11% from RMB1,213 million in the three months ended June 30, 2018 to RMB1,346 million (US$196 million) in the three months ended June 30, 2019.

Other Income, Net

Our other income, net in the three months ended June 30, 2019 was RMB2,101 million (US$306 million), compared to other loss, net of RMB83 million in the corresponding period of 2018. The increase in other income was primarily due to a decrease in exchange loss and an increase in royalty fees and software technology service fees from Ant Financial. Royalty fees and software technology service fees under our profit sharing arrangement with Ant Financial amounted to RMB1,627 million (US$237 million) in the three months ended June 30, 2019, compared to RMB910 million in the corresponding period of 2018.

Income Tax Expenses

Our income tax expenses in the three months ended June 30, 2019 were RMB6,712 million (US$978 million), compared to RMB5,665 million in the corresponding period of 2018. Our effective tax rate was 27% in the three months ended June 30, 2019, compared to 41% in the corresponding period of 2018. Excluding share-based compensation expense, revaluation gains/losses and impairment of investments, our effective tax rate would have been 20% in the three months ended June 30, 2019.

FINANCIAL INFORMATION

Share of Results of Equity Investees

Share of results of equity investees in the three months ended June 30, 2019 was a profit of RMB517 million (US$75 million), compared to a loss of RMB655 million in the corresponding period of 2018, mainly due to the general improvements in the financial performance of our equity investees, as well as the cessation of equity pick-up from Alibaba Pictures upon our consolidation in March 2019. We record our share of results of equity investees one quarter in arrears.

Share of results of equity investees in the three months ended June 30, 2018 and 2019 consisted of the following:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
		(in millions)

Share of (loss) profit of equity investees	(66)	941	137
Dilution loss	(108)	(5)	(1)
Others(1)	(481)	(419)	(61)

	(655)	517	75

(1)
Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

Net Income

As a result of the foregoing, our net income increased by 150% from RMB7,650 million in the three months ended June 30, 2018 to RMB19,122 million (US$2,785 million) in the three months ended June 30, 2019.

Liquidity and Capital Resources

In the three months ended June 30, 2019, net cash provided by operating activities was RMB34,612 million (US$5,042 million). As of June 30, 2019, we had cash and cash equivalents and short-term investments of RMB210,539 million (US$30,669 million) and RMB1,650 million (US$240 million), respectively.

As of June 30, 2019, we also had other bank borrowings of RMB18,469 million (US$2,690 million), primarily used for the construction of corporate campuses and office facilities and other working capital purposes.

We expect to repay US$2.25 billion by November 28, 2019, upon maturity of a portion of the unsecured senior notes issued in 2014.

FINANCIAL INFORMATION

The following table sets out a summary of our cash flows for the periods indicated:

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
	(in millions)

Net cash provided by operating activities(1)	36,117	34,612	5,042
Net cash used in investing activities(1)	(71,670)	(21,136)	(3,079)
Net cash provided by financing activities	4,281	4,493	654

(1)
We adopted ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of our retrospective reclassification on cash flows from operating activities for the years ended March 31, 2017 and 2018 was an increase of RMB2,528 million and RMB634 million, respectively, and the impact of our retrospective reclassification on cash flows from investing activities for the years ended March 31, 2017 and 2018 was a decrease of RMB1,215 million and an increase of RMB126 million, respectively.

Cash Flows from Operating Activities

Cash provided by operating activities for the three months ended June 30, 2019 was RMB34,612 million (US$5,042 million) and primarily consisted of net income of RMB19,122 million (US$2,785 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of RMB7,115 million (US$1,036 million), amortization of intangible assets and licensed copyrights of RMB5,174 million (US$754 million), depreciation and amortization of property and equipment, and operating lease cost relating to land use rights of RMB4,682 million (US$682 million) and realized and unrealized loss of RMB1,966 million (US$286 million) related to investment securities. Changes in working capital and other activities primarily consisted of an increase of RMB21,871 million (US$3,185 million) in prepayments, receivables and other assets as a result of the growth of our business and a decrease of RMB1,382 million (US$201 million) in escrow money payable, partially offset by an increase of RMB18,773 million (US$2,735 million) in accrued expenses, accounts payable and other liabilities.

Cash provided by operating activities for the three months ended June 30, 2018 was RMB36,117 million and primarily consisted of net income of RMB7,650 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included share-based compensation expense of RMB16,378 million, amortization of intangible assets and licensed copyrights of RMB4,770 million, realized and unrealized gain of RMB3,665 million related to investment securities, depreciation and amortization of property and equipment, and operating lease cost relating to land use rights of RMB2,857 million and revaluation gains on previously held equity interests of RMB1,834 million. Changes in working capital and other activities primarily consisted of an increase of RMB6,352 million in accrued expenses, accounts payable and other liabilities as a result of the

FINANCIAL INFORMATION

growth of our business, an increase of RMB2,319 million in escrow money payable and an increase of RMB1,921 million in deferred revenue and customer advances, partially offset by an increase of RMB1,133 million in prepayments, receivables and other assets.

Cash Flows from Investing Activities

Cash used in investing activities was RMB21,136 million (US$3,079 million) in the three months ended June 30, 2019 and was primarily attributable to RMB18,146 million (US$2,643 million) in acquisition of investment securities and equity investments mainly held for strategic purposes, including Red Star Macalline and China TransInfo, capital expenditures of RMB8,777 million (US$1,279 million) primarily in connection with the purchase of computer equipment and licensed copyrights, as well as our investments in data centers and infrastructure for logistic and New Retail businesses, partially offset by proceeds from disposal of subsidiaries, equity investees and investment securities of RMB4,109 million (US$598 million).

Cash used in investing activities was RMB71,670 million in the three months ended June 30, 2018 and was primarily attributable to RMB61,671 million in acquisition of investment securities and equity investments mainly held for strategic purposes, including cash paid for business combinations, net of cash acquired of Ele.me and investments in ZTO Express, capital expenditures of RMB11,205 million primarily in connection with the purchase of computer equipment and licensed copyrights.

Cash Flows from Financing Activities

Cash provided by financing activities was RMB4,493 million (US$654 million) for the three months ended June 30, 2019, and was primarily attributable to net proceeds from borrowings of RMB2,435 million (US$355 million) and cash injection from noncontrolling interests of RMB1,946 million (US$283 million).

Cash provided by financing activities was RMB4,281 million for the three months ended June 30, 2018, and was primarily attributable to cash injection from noncontrolling interests of RMB2,513 million and net proceeds from borrowings of RMB1,714 million.

Capital Expenditures

In the three months ended June 30, 2019, our capital expenditures totaled RMB6,382 million (US$930 million). In addition, our acquisitions of licensed copyrights and other intangible assets in the three months ended June 30, 2019 were RMB2,395 million (US$349 million).

Holding Company Structure

As of June 30, 2019, restricted net assets that are not distributable totaled RMB114.2 billion (US$16.6 billion). See "Item 5. Operating and Financial Review and Prospects—Holding Company Structure" in our Form 20-F for the year ended March 31, 2019 for additional backgrounds.

In the three months ended June 30, 2019, the significant majority of our revenues were generated by our wholly-owned entities.

FINANCIAL INFORMATION

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2019.

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Contractual Obligations
Short-term borrowings(1)	7,564	7,564	–	–	–
Long-term borrowings(2)	10,905	–	1,843	1,493	7,569
US$4.0 billion syndicated loan denominated in US$(3)	27,496	–	–	27,496	–
Unsecured senior notes(4)	94,170	15,466	10,310	4,812	63,582
Contractual Commitments
Purchase of property and equipment	7,328	6,417	902	9	–
Construction of corporate campus	3,218	2,136	955	83	44
Licensed copyrights, co-location, bandwidth fees and marketing expenses	49,308	22,463	15,105	6,864	4,876
Investment commitments(5)	23,245	23,245	–	–	–

Total	223,234	77,291	29,115	40,757	76,071

(1)
Excluding estimated interest payments of RMB145 million assuming the applicable interest rates in effect as of June 30, 2019. The majority of the borrowings are subject to floating interest rates.

(2)
Excluding estimated interest payments of RMB3,147 million in total (RMB490 million, RMB917 million, RMB771 million and RMB969 million over the periods of less than one year, one to three years, three to five years and more than five years from July 1, 2019, respectively), assuming the applicable interest rates in effect as of June 30, 2019. Substantially all of the borrowings are subject to floating interest rates.

(3)
Excluding estimated interest payments of RMB4,513 million in total (RMB919 million, RMB1,833 million and RMB1,761 million over the periods of less than one year, one to three years and three to five years from July 1, 2019, respectively), assuming the applicable interest rate in effect as of June 30, 2019. The syndicated loan is subject to a floating interest rate.

(4)
Excluding estimated interest payments of RMB43,880 million in total (RMB3,067 million, RMB5,622 million, RMB5,029 million and RMB30,162 million over the periods of less than one year, one to three years, three to five years and more than five years from July 1, 2019, respectively). The unsecured senior notes are subject to fixed interest rates.

FINANCIAL INFORMATION
(5)
Including the consideration for the investments related to STO Express, Focus Media and the remaining committed capital of certain investment funds.

In addition, according to our partnership arrangement with the International Olympic Committee, we will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support through 2028, in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games. As of June 30, 2019, the aggregate amount of cash to be paid and value of services to be provided in the future is approximately US$731 million.

In May 2019, Hong Kong Cingleot Investment Management Limited, or Cingleot, a company that is partially owned by Cainiao Network, entered into a facility agreement for a term loan of HK$7.7 billion (US$1.0 billion) to fund a logistics center project at Hong Kong International Airport. Alibaba acts as a guarantor for the term loan. As of November 5, 2019, Cingleot has drawn down HK$163 million (US$21 million) under the term loan.

As of September 30, 2019, we had outstanding principal amounts of short-term borrowings, long-term borrowings, syndicated loan denominated in U.S. dollars and unsecured senior notes of RMB8,136 million (US$1,138 million), RMB12,235 million (US$1,712 million), RMB28,486 million (US$3,985 million) and RMB97,565 million (US$13,650 million), respectively. In connection with the indebtedness information as of September 30, 2019 in this paragraph, translations of RMB into U.S. dollars were made at RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Working Capital

We recorded net current assets of RMB88,300 million, RMB121,045 million, RMB62,604 million, RMB79,932 million (US$11,643 million), respectively, as of March 31, 2017, 2018 and 2019 and June 30, 2019. As of September 30, 2019, we recorded net current assets of RMB91,738 million (US$12,834 million), including cash and cash equivalents of RMB234,177 million (US$32,763 million). In connection with the financial data as of September 30, 2019 in this paragraph, translations of RMB into U.S. dollars were made at RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 as set forth in the H.10 statistical release of the Federal

FINANCIAL INFORMATION

Reserve Board. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of June 30,
	2019
	RMB	US$
	(in millions)

Current Assets:
Cash and cash equivalents	210,539	30,669
Short-term investments	1,650	240
Restricted cash and escrow receivables	7,301	1,063
Investment securities	8,431	1,228
Prepayments, receivables and other assets	62,711	9,135

Total current assets	290,632	42,335

Current Liabilities:
Current bank borrowings	7,564	1,102
Current unsecured senior notes	15,455	2,251
Income tax payable	17,764	2,588
Escrow money payable	6,868	1,000
Accrued expenses, accounts payable and other liabilities	119,965	17,475
Merchant deposits	11,167	1,627
Deferred revenue and customer advances	31,917	4,649

Total current liabilities	210,700	30,692

Net current assets	79,932	11,643

Taking into account cash and cash equivalents on hand, our operating cash flows, the available bank facilities and the estimated net proceeds available to us from the Global Offering, our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date hereof.

Quantitative and Qualitative Disclosures about Market Risk

Market Risks

  Interest Rate Risk

As of June 30, 2019, approximately 31% of our total debt (including bank borrowings and unsecured senior notes) carries floating interest rates and the remaining 69% carries fixed interest rates. We have entered into various agreements with various financial institutions as counterparties to swap a certain portion of our floating interest rate debt to effectively become fixed interest rate debt. After taking these interest rate swaps into consideration, approximately 21% of our total debt carries floating interest rates and the remaining 79% carries fixed interest rates as of June 30, 2019.

FINANCIAL INFORMATION

As of June 30, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our profit attributable to equity owners would have been RMB1,901 million (US$277 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and short-term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

  Foreign Exchange Risk

As of June 30, 2019, we had Renminbi-denominated cash and cash equivalents and short-term investments of RMB151,222 million and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$8,453 million. Assuming we had converted RMB151,222 million into U.S. dollars at the exchange rate of RMB6.8650 for US$1.00 as of June 28, 2019, our total U.S. dollar cash balance would have been US$30,481 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$28,479 million.

  Market Price Risk

In the three months ended June 30, 2019, after our adoption of ASU 2016-01, changes in fair values of these securities are recorded as income or loss. If the market price of the respective instruments held by us had been 1% higher/lower as of June 30, 2019, these investment securities would have been approximately RMB724 million (US$105 million) higher/lower, respectively, which would be recognized as income or loss during the respective period.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following section sets forth updates to our directors and management subsequent to the filing of our Form 20-F as well as supplemental disclosure relating to a legal proceeding involving one of our directors.

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining Alibaba Group
Directors
Daniel Yong ZHANG ( )	47	Chairman and Chief Executive Officer	Director in September 2014, Chief Executive Officer in May 2015 and Chairman in September 2019	2007
Jack Yun MA ( )	55	Founder and Director	September 2019 (previously Executive Chairman)	1999

Daniel Yong ZHANG ( ) has served as our chairman since September 2019, has been our chief executive officer since May 2015 and our director since September 2014. Mr. Zhang is also currently a member of Ant Financial's investment committee. Prior to his current role, he served as our chief operating officer from September 2013 to May 2015. He joined our company in August 2007 as chief financial officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he performed concurrently until his appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Mr. Zhang served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers' Audit and Business Advisory Division in Shanghai. Mr. Zhang is the chairman of Sun Art, a company listed on the Main Board of the Hong Kong Stock Exchange. He also serves on the board of Weibo, a company listed on the Nasdaq. Mr. Zhang received a bachelor's degree in finance from Shanghai University of Finance and Economics.

Jack Yun MA ( ) founded Alibaba Group in 1999 and served as our executive chairman from 1999 to September 2019, and currently serves as our director. He served as our chief executive officer from 1999 to May 2013. Jack currently serves as a member of the Board of Trustees of the World Economic Forum, president of the General Association of Zhejiang Entrepreneurs and chairman of the China Entrepreneur Club. He has been appointed by the United Nations Secretary General António Guterres as co-chair of the UN High-Level Panel on Digital Cooperation since 2018. Jack graduated from Hangzhou Normal University with a Bachelor of Arts degree in English education.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Legal Proceedings Involving One of Our Directors

On August 9, 2019, J. Michael Evans, our president and director, was charged by the Attorney General of Malaysia with two offences under section 370(c) of the Capital Markets and Services Act 2007, or the CMSA, by virtue of section 367(1) of the CMSA, or the Charges. Goldman Sachs International, or GSI, was the bookrunner and arranger for the sale of (i) US$1,750,000,000 5.99% Guaranteed Notes due 2022 issued by 1MDB Energy Limited; and the arranger for the sale of (ii) US$1,750,000,000 5.75% Guaranteed Notes due 2022 issued by 1MDB Energy (Langat) Limited ((i) and (ii) are collectively referred to as the Notes). GSI was charged with the principal offences under section 179(c) of the CMSA concerning alleged omission of material facts in the offering circular or private placement memorandum (as the case may be) of the Notes. In connection therewith, Goldman Sachs (Asia) LLC, or GSA, was charged with abetting GSI with the principal offences under section 370(c) of the CMSA. Mr. Evans, who at the relevant time was a director of GSA, would be deemed to have committed the same offences as GSA if GSA was convicted, unless he could prove that the offence was committed without his consent or connivance and that he exercised all such diligence to prevent the commission of the offence as he ought to have exercised, having regard to his capacity in the body corporate.

According to the charge sheet released by the Attorney General's Chambers of Malaysia on August 9, 2019, the maximum penalty upon conviction of an offence under section 370(c) of the CMSA is imprisonment for a term not exceeding 10 years and a fine of not less than one million Malaysian Ringgit (approximately US$238,800).

As of November 5, 2019, to our knowledge, Mr. Evans has not been served or arraigned.

ALIBABA PARTNERSHIP

The following section sets forth supplemental information relating to the Alibaba Partnership to satisfy certain disclosure requirements in connection with the Listing and Offering.

Independence from Our "Controlling Shareholder"

We do not have any shareholder or group of shareholders who are together entitled to exercise or control the exercise of 30% or more of the voting power of our ordinary shares in issue. However, as a result of its exclusive right to nominate or, in limited situations, appoint up to a simple majority of the members of our board of directors, the Alibaba Partnership is considered as our controlling shareholder for the purposes of the Hong Kong Listing Rules. The Alibaba Partnership is not engaged in business operations and does not provide any financial support to us. Apart from its director nomination and appointment rights, the Alibaba Partnership is not involved in the management of our business. On this basis, our directors are satisfied that we are capable of carrying out our business independently from the Alibaba Partnership.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning certain of our major and former major shareholders subsequent to the filing of our Form 20-F.

The following table sets forth information with respect to beneficial ownership of our Shares as of November 5, 2019, except otherwise noted, by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group; and

  •
  each person known to us to beneficially own 5% or more of our Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares underlying the ADSs held by the person, as well as Shares that the person has the right to acquire within 60 days of November 5, 2019, including through the vesting of restricted share units, or RSUs, and the exercise of any option or other right. These Shares, however, are not included in the computation of the percentage ownership of any other person. We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. The calculations of percentage ownership in the table below are based on 20,886,784,264 Shares outstanding as of the

MAJOR SHAREHOLDERS

November 5, 2019, after having accounted for the Share Split and assumes that the option that we expect to grant to the underwriters in the Offering to purchase more Shares is not exercised.

	Shares beneficially owned	Percent
Name	As of November 5, 2019	As of November 5, 2019	Upon Completion of the Offering
Directors and Executive Officers:
Daniel Yong ZHANG	*	*	*
Jack Yun MA(1)	1,277,691,248	6.1%	6.0%
Joseph C. TSAI(2)	411,222,480	2.0%	1.9%
J. Michael EVANS	*	*	*
Eric Xiandong JING	*	*	*
Masayoshi SON	–	–	–
Chee Hwa TUNG	*	*	*
Walter Teh Ming KWAUK	*	*	*
Jerry YANG	*	*	*
E. Börje EKHOLM	*	*	*
Wan Ling MARTELLO	*	*	*
Maggie Wei WU	*	*	*
Judy Wenhong TONG	*	*	*
Jeff Jianfeng ZHANG	*	*	*
Sophie Minzhi WU	*	*	*
Timothy A. STEINERT	*	*	*
Jessie Junfang ZHENG	*	*	*
Chris Pen-hung TUNG	*	*	*
Trudy Shan DAI	*	*	*
Fan JIANG	*	*	*
Yvonne Yifen CHANG	*	*	*
Luyuan FAN	*	*	*
All directors and executive officers as a group	1,874,844,656	9.0%	8.8%
Greater than 5% Beneficial Owner:
SoftBank(3)	5,390,066,968	25.8%	25.2%

Notes:

*
This person beneficially owns less than 1% of our outstanding Shares.

(1)
Represents (i) 3,160,000 Shares held directly by Jack Ma, (ii) 280,000,000 Shares held by APN Ltd., a Cayman Islands company, in which Jack holds a 70% equity interest, which Shares, together with Jack's equity interest in APN Ltd., have been pledged to us to support certain obligations under the SAPA, (iii) 88,591,368 Shares held by Yun Capital Limited, a British Virgin Islands company, which has granted Jack a revocable proxy over these shares and which is wholly-owned by The Jack Ma Philanthropic Foundation, (iv) 88,591,368 Shares held by Ying Capital Limited, a British Virgin Islands company, which has granted Jack a revocable proxy over these shares and which is wholly owned by The Jack Ma Philanthropic Foundation, (v) 418,943,904 Shares held by JC Properties Limited, a

MAJOR SHAREHOLDERS

  British Virgin Islands company, which is wholly-owned by a trust, the beneficiaries of which are Jack and his family and (vi) 398,404,608 Shares held by JSP Investment Limited, a British Virgin Islands company, which is wholly-owned by a trust, the beneficiaries of which are Jack's family. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding Shares as of the most recent record date with respect to any shareholders action and up to 972,000,000 Shares held by Altaba, over which Jack and Joe will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Altaba and SoftBank — Voting Agreement" of our Form. 20-F for the year ended March 31, 2019. Jack has historically voted the Shares held by the family trusts and he is deemed a beneficial owner of the Shares held by the family trusts. Jack does not have any pecuniary interests in the 177,182,736 Shares held by Yun Capital Limited and Ying Capital Limited.

(2)
Represents (i) 12,993,040 Shares held directly by Joe Tsai, (ii) 120,000,000 Shares held by APN Ltd., in which Joe holds a 30% equity interest and serves as a director, which Shares, together with Joe's equity interest in APN Ltd., have been pledged to us to support certain obligations under the SAPA, (iii) 43,058,344 Shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey that has granted Joe a revocable proxy over these shares and which is wholly-owned by Joe and Clara Tsai Foundation, (iv) 154,185,672 Shares held by Parufam Limited, a Bahamas corporation, and over which, Joe, as a director of Parufam Limited, has been delegated sole voting and disposition power and (v) 80,985,424 Shares held by PMH Holding Limited, a British Virgin Islands corporation, and over which, Joe, as sole director of PMH Holding Limited, has voting and dispositive power. Excludes shares held by SoftBank representing SoftBank's share ownership in excess of 30% of our outstanding Shares as of the most recent record date with respect to any shareholders action and up to 972,000,000 Shares held by Altaba, over which Joe and Jack will share voting power pursuant to the voting agreement that we, Jack, Joe, SoftBank and Altaba have entered into as described in "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Altaba and SoftBank — Voting Agreement" of our Form. 20-F for the year ended March 31, 2019. Joe does not have any pecuniary interests in the 43,058,344 Shares held by Joe and Clara Tsai Foundation Limited.

(3)
Represents (i) 3,927,476,568 Shares owned by SoftBank Group Corp., (ii) 102,590,400 Shares owned by West Raptor Holdings, LLC, and (iii) 1,360,000,000 Shares owned by Skywalk Finance GK.

As of November 5, 2019, the parties to the voting agreement and the partners of the Alibaba Partnership held in the aggregate approximately 35% of our outstanding Shares (including shares underlying vested and unvested awards).

Based on information publicly disclosed by Altaba as of November 5, 2019, Altaba held ADSs representing 40 million, or less than 0.2%, of our Shares outstanding as of November 5, 2019, after having accounted for the the subdivision of each ordinary shares into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019, or the Share Split, and is no longer our major shareholder.

RELATED PARTY TRANSACTIONS

The following section sets forth updated disclosure concerning Related Party Transactions subsequent to the filing of our Form 20-F.

Summary of Major Related Party Transactions

The below table provides only such information about major related party transactions in the three months ended June 30, 2019 as has been updated since the Company's annual report on Form 20-F for the year ended March 31, 2019.

Related Party	Transaction Description
Ant Financial and its affiliates

•

the share and asset purchase agreement by and among us, Ant Financial, Altaba, SoftBank and the other parties named therein, dated August 12, 2014, together with all subsequent amendments, or the SAPA, which was amended in 2018 and 2019, and provides a series of transactions, including our acquisition of the 33% equity interest in Ant Financial

•

the intellectual property and software technology services agreement, as amended in August 2014, or the 2014 IPLA, a proposed amendment to which was subsequently entered into in 2019 upon our receipt of the 33% equity interest in Ant Financial, or the Amended IPLA, and provides that we and our subsidiaries license to Ant Financial and/or its subsidiaries certain intellectual property rights and provide various software technology services, and, prior to our receipt of the 33% equity interest in Ant Financial, Ant Financial paid us profit share payments; pursuant to the SAPA, a cross-license agreement was entered into in September 2019 upon our receipt of the 33% equity interest in Ant Financial

RELATED PARTY TRANSACTIONS

The following table summarizes the services fees paid to certain related parties in the periods indicated.

		Three months ended June 30,
		2018	2019
Related Party	Transaction
		RMB	RMB	US$
		(unaudited)
		(in millions)
Ant Financial and its affiliates	Payment processing and escrow services fee	1,739	2,281	332
	Administrative and support services	14	22	3
	Marketing support services in connection with membership management and other services	550	681	99
Cainiao Network	Logistics service fee	N/A(1)	N/A(1)	N/A(1)
Weibo	Marketing service fee	206	156	23

Note:

(1)
In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries.

Certain of our investees have entered into commercial arrangements with us in connection with certain logistics services they provide to Cainiao Network and our other businesses. In fiscal years 2018 (after the consolidation of Cainiao Network in October 2017) and 2019 and the three months ended June 30, 2018 and 2019, we incurred costs and expenses of RMB5,608 million, RMB12,933 million, RMB3,709 million and RMB2,226 million (US$324 million), respectively, for these logistics services, accounting for 3.2%, 4.2%, 5.2% and 2.5% of our costs and expenses in the relevant periods.

Other than the foregoing, the aggregate service fees we paid to other related parties accounted for less than 1% of total cost and expenses in each of fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019.

RELATED PARTY TRANSACTIONS

The following table summarizes the services fees received from related parties in the periods indicated.

		Three months ended June 30,
		2018	2019
Related Party	Transaction
		RMB	RMB	US$
		(unaudited)
		(in millions)
Ant Financial	Software technology services fee and license fee	910	1,627	237
Ant Financial and its affiliates	Annual fee for SME loan business	239	239	35
	Administrative and support services	186	295	43
	Cloud computing services fee	145	240	35
	Marketplace software technology services fee	122	251	37
	Others	145	392	57
Cainiao Network(2)	Administrative and support service fee	N/A(2)	N/A(2)	N/A(2)
Weibo	Cloud computing service fee	68	71	10

Notes:

(1)
We entered into agreements with Ant Financial under which we received reimbursements for RSUs and options relating to our Shares granted to the employees of Ant Financial and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Grants of RSUs and options made subsequent to March 31, 2014 are not subject to these reimbursement arrangements. See "— Agreements and Transactions Related to Ant Financial and Its Subsidiaries — Equity-based Award Arrangements."

(2)
In October 2017, our equity interest in Cainiao Network increased to approximately 51% and it became one of our consolidated subsidiaries.

Cainiao Network has entered into commercial arrangements with certain of our investees related to logistics services. In fiscal years 2018 (after our consolidation of Cainiao Network in October 2017) and 2019 and the three months ended June 30, 2018 and 2019, we recognized revenue of RMB72 million, RMB261 million, RMB24 million and RMB264 million (US$38 million), respectively, in connection with these services. This revenue accounted for 0.1% and 0.2% of our revenue in fiscal year 2019 and the three months ended June 30, 2019, respectively, and a negligible percentage of our revenue in fiscal year 2018 and the three months ended June 30, 2018.

Other than the related party transactions summarized above, the aggregate payments we received from other related parties accounted for less than 1% of total revenue in each of the fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019.

RELATED PARTY TRANSACTIONS

Agreements and Transactions Related to Ant Financial and Its Subsidiaries

Ownership of Ant Financial and Alipay

Following the divestment of our interest in and control over Alipay.com Co., Ltd., or Alipay, effective in the first calendar quarter of 2011, the ownership structure of Alipay's parent entity, Ant Financial, was changed so that Jack Ma held a substantial majority of the equity ownership interest in Ant Financial. The ownership structure of Ant Financial has subsequently been further restructured. Ant Financial has also completed several rounds of equity financing. Pursuant to the SAPA entered into in August 2014 and amended in February 2018, we agreed to acquire a 33% equity interest in Ant Financial and terminate the profit share payments that we were receiving from Ant Financial at the time, subject to the satisfaction of closing conditions set forth in the SAPA. In September 2019, we received a newly-issued 33% equity interest in Ant Financial following the satisfaction of the closing conditions set forth in the SAPA. As of November 5, 2019, Hangzhou Junhan Equity Investment Partnership, or Junhan, and Hangzhou Junao Equity Investment Partnership, or Junao, held approximately 50% of Ant Financial's equity interest, we held 33% and other shareholders held the remaining equity interest.

Our Commercial Arrangements with Ant Financial and Alipay

  Alipay Commercial Agreement

Under the Alipay commercial agreement among us, Alipay and Ant Financial, which agreement still remains in place following the 2014 restructuring and the 2018 and 2019 amendments to our agreements with Ant Financial, each as described below, Alipay provides payment processing and escrow services to us. These services enable settlement of transactions on our marketplaces through a secure payment platform and escrow process. We pay Alipay a fee for these services on terms that are preferential to us. These preferential terms enable us, with certain exceptions, to make available basic payment processing and escrow services to consumers and merchants on our marketplaces free of charge. We believe that these services provide us with a competitive advantage that otherwise would be diminished without the preferential terms of the Alipay commercial agreement.

The fees that we pay Alipay are based on fee rates and actual payment volumes processed on our marketplaces. The fee rates reflect, among other things, Alipay's bank-processing costs and operating costs allocable to the services provided to us, and accordingly are subject to adjustment on an annual basis to the extent these costs increase or decline. In connection with the 2014 restructuring, the Alipay commercial agreement was amended to provide that a special independent committee formed by our independent directors and the director designated by SoftBank, or the Independent Committee, must approve the fee rates in advance on an annual basis. The fee rates for the immediately preceding year remain in effect until such time as the annual approval by the Independent Committee has been obtained. In fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, service fees in connection with the payment services provided by Alipay amounted to RMB5,487 million, RMB6,295 million, RMB8,252 million, RMB1,739 million and RMB2,281 million (US$332 million), respectively, under this agreement. The Alipay commercial agreement has an initial term of 50 years, and is automatically renewable for further periods of 50 years, subject to our right to terminate at any

RELATED PARTY TRANSACTIONS

time upon one year's prior written notice. If the Alipay commercial agreement is required by applicable regulatory authorities, including under stock exchange listing rules, to be modified in certain circumstances, a one-time payment may be payable to us by Ant Financial to compensate us for the impact of the adjustment. Certain conforming amendments were made to the Alipay commercial agreement as part of the relevant amendments to our agreements with Ant Financial and Alipay described below.

  2014 Restructuring of Our Relationship with Ant Financial and Alipay, Subsequent Amendments and 2019 Equity Issuance

On August 12, 2014, we entered into a share and asset purchase agreement, which together with all subsequent amendments, we refer to as the SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the 2011 IPLA, or the 2014 IPLA. Pursuant to these agreements, we restructured our relationships with Ant Financial and Alipay and terminated the 2011 framework agreement. On February 1, 2018, we amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements. The relevant amendments were entered into or agreed to facilitate our acquisition of a 33% equity interest in Ant Financial.

Apart from the amended provisions described below, the key terms of our agreements with Ant Financial and Alipay from the 2014 Restructuring remain substantially unchanged.

  Sale of SME Loan Business and Certain Other Assets

Pursuant to the SAPA, we sold certain securities and assets primarily relating to our SME loan business and other related services to Ant Financial in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, we will receive annual fees for a term of seven years commencing in 2015. These fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. In fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, the annual fees we received from Ant Financial and its affiliates in connection with the SME loan business amounted to RMB847 million, RMB956 million, RMB954 million, RMB239 million and RMB239 million (US$35 million), respectively.

For regulatory reasons, we retained approximately RMB1,225 million of the existing SME loan portfolio upon the completion of the transfer of the SME loan business. These loans have been repaid. We will not conduct any new SME loan business going forward.

  Issuance of Equity Interest

In September 2019, following the satisfaction of the closing conditions, we received through an onshore PRC subsidiary the issuance of a 33% equity interest in Ant Financial pursuant to the SAPA, or the Issuance. We believe that the acquisition of the 33% equity interest in Ant Financial

RELATED PARTY TRANSACTIONS

will strengthen our strategic relationship pursuant to the series of agreements initially reached with Ant Financial in 2014.

Pursuant to the SAPA, the consideration we paid to receive the newly-issued 33% equity interest in Ant Financial was fully funded by payments from Ant Financial and its subsidiaries to us in consideration for certain intellectual property and assets that we transferred under the SAPA.

In connection with the receipt of the Issuance, we entered into a cross license agreement with Ant Financial providing for a license by each of Ant Financial and us to each other of certain patents, trademarks, software and other technology (including but not limited to patents and software transferred at the Issuance closing). The cross license agreement also contains provisions relating to cooperation and coordination between Ant Financial and us on various intellectual property matters, including prosecution, enforcement, acquisition, and joint defense arrangements, among other matters.

Upon closing of the Issuance, we entered into the previously agreed form of amendment and restatement of the 2014 IPLA, or the Amended IPLA, and the profit share payment arrangement under the 2014 IPLA automatically terminated. For more information, see "— Alipay Intellectual Property License and Software Technology Services Agreement" below.

  Financial and Accounting Treatment Upon Issuance of Equity Interest in Ant Financial

There is no material operational and economic impact on us as a result of our receipt of the 33% equity interest in Ant Financial, but we have changed our accounting for our relationship with Ant Financial. The primary accounting impact and changes in accounting treatment resulting from the completion of the Issuance consist of the following:

  Termination of profit share and cash flow impact

Upon the Issuance, and our transfer of certain intellectual property to Ant Financial and its subsidiaries, the profit share arrangement under the 2014 IPLA was terminated. For the years ended March 31, 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, the profit share payments recorded in "Other income, net" in our consolidated income statements amounted to RMB2,086 million, RMB3,444 million, RMB517 million, RMB910 million and RMB1,627 million (US$237 million), respectively. Following our receipt of the Issuance, we will no longer receive these cash inflows from Ant Financial.

  Equity method accounting

Upon the Issuance, we account for our equity interest in Ant Financial under the equity method and record it in "Investment in equity investees" on our consolidated balance sheet with a one-time gain of RMB69.2 billion recorded in "Interest and investment income, net" on our consolidated income statement in the period ended September 30, 2019. Subsequent to the Issuance, we will record our proportionate share of results of Ant Financial in "Share of results of equity investees" in our consolidated income statements on a one quarter in- arrears basis.

RELATED PARTY TRANSACTIONS

  Regulatory Unwind

The SAPA provides that, if a relevant governmental authority prohibits us from owning all or a portion of our equity interest in Ant Financial after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Financial to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the SAPA will be unwound; and the terms of the SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior profit share payments and liquidity event payment (which would be payable to us in the event of a qualified IPO of Ant Financial or Alipay, in an amount equal to 37.5% of the equity value of Ant Financial as a whole, immediately prior to the qualified IPO). If there is a partial unwind where we retain a portion of our equity interest in Ant Financial, but less than the full 33%, then pursuant to the terms of the SAPA and the 2014 IPLA, the prior profit share payment arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by us.

Jack Ma and Joe Tsai contributed 280,000,000 and 120,000,000 of our Shares, after having accounted for the Share Split, held by them to APN Ltd., a vehicle they established to hold these shares. The shares of APN Ltd., as well as the 400,000,000 Shares, after having accounted for the Share Split, held by APN Ltd., were pledged to us to secure the liquidity event payment and certain other obligations of Ant Financial under the SAPA and the Alipay commercial agreement, as well as the direct liability of APN Ltd. for up to US$500 million of the liquidity event payment if any liquidity event payment becomes due. These Shares remain pledged to us to secure certain obligations of Ant Financial under the SAPA and the Alipay commercial agreement.

  Pre-emptive Rights

Following our receipt of equity interest in Ant Financial, we have pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a qualified IPO of Ant Financial. These pre-emptive rights entitle us to maintain the equity ownership percentage we hold in Ant Financial immediately prior to any such issuances. In connection with our exercise of our pre-emptive rights we are also entitled to receive certain payments from Ant Financial, effectively funding our subscription for these additional equity interests, up to a value of US$1.5 billion, subject to certain adjustments, or the pre-emptive rights funded payments. In addition to these pre-emptive rights and the pre-emptive rights funded payments, under the SAPA, in certain circumstances we are permitted to exercise pre-emptive rights through an alternative arrangement that will further protect us from dilution.

  Certain Restrictions on the Transfer of Ant Financial Equity Interests

Under the SAPA and the Amended IPLA, certain parties thereto, including us in some cases, are subject to restrictions on the transfer of equity interests in Ant Financial, including:

  •
  following our receipt of the Issuance and until the earlier of a qualified IPO of Ant Financial or the termination of the independent director rights provided in the SAPA, none of Jack Ma, Joe Tsai (if he holds any equity interest at that time), Junao, Junhan or

RELATED PARTY TRANSACTIONS

    Ant Financial may knowingly transfer any equity in Ant Financial to a third-party who would thereby acquire more than 50% of the voting or economic rights in, or assets of, Ant Financial; and

  •
  any transfer of equity interests in Ant Financial by Junao or Junhan, on the one hand, or our Company, on the other hand, will be subject to a right of first refusal by the other party.

  Corporate Governance Provisions

The SAPA provides that we and Ant Financial will recommend one independent nominee who Ant Financial will nominate as a member of its board, and Jack Ma, Joe Tsai (as long as he holds any equity interest in Ant Financial), Junhan and Junao will agree to vote the equity interests in Ant Financial controlled by them in favor of the nomination. If this independent director resigns or the director's seat otherwise becomes vacant, so long as SoftBank owns at least 20% of our outstanding Shares, and certain other conditions are satisfied, SoftBank and Jack, acting jointly, will select on our behalf the individual to be designated as a replacement director, subject to the approval of the Independent Committee.

This Independent Committee, which was formed pursuant to the SAPA, is required to approve certain actions that we may take in connection with the SAPA and related agreements.

Upon the Issuance in September 2019, we nominated two of our officers who have been elected to the board of Ant Financial pursuant to our rights under the SAPA.

In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Financial qualified IPO process or we cease to own a certain amount of our post-issuance equity interests in Ant Financial.

  Additional Alibaba Rights

In addition to the rights discussed above, the SAPA provided us with certain other rights with respect to Ant Financial. These included, among others:

  •
  customary information rights;

  •
  approval rights over certain Ant Financial or Alipay actions; and

  •
  rights to ensure our ability to participate in any qualified IPO of Ant Financial.

RELATED PARTY TRANSACTIONS

Except as otherwise discussed "— Termination of Alibaba Rights" below, these rights have been substantially retained in the SAPA. Following the Issuance in September 2019, the SAPA also provides the Independent Committee with approval rights over:

  •
  increases to the size of the Ant Financial board resulting in the number of board seats exceeding a certain specific number; and

  •
  any Alipay IPO or equity issuance (other than in the context of an IPO).

  Termination of Alibaba Rights

Under the SAPA certain of our rights with respect to Ant Financial terminated upon our receipt of the Issuance.

  Ancillary Agreements

In connection with our entry into the original SAPA in 2014, we also entered into the 2014 IPLA, a data sharing agreement, an amended and restated shared services agreement, a SME loan cooperation framework agreement and a trademark agreement, each of which is described below.

Pursuant to the SAPA, upon the Issuance we also entered into the Amended IPLA, a cross license agreement and various intellectual property transfer agreements in connection with, and to implement, the contemplated intellectual property and asset transfers described in "— Issuance of Equity Interest" above.

  Alipay Intellectual Property License and Software Technology Services Agreement

  2014 IPLA

In fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, under the 2014 IPLA, we recognized royalty and software technology services fees, net of costs incurred by us, amounting to RMB2,086 million, RMB3,444 million, RMB517 million, RMB910 million and RMB1,627 million (US$237 million), respectively, as other income, and the relevant expense reimbursement amounted to RMB245 million, RMB37 million, RMB106 million, nil and nil, respectively, over the same periods.

Upon our receipt of the Issuance in September 2019, we entered into the Amended IPLA and terminated the 2014 IPLA.

  Amended IPLA

Pursuant to the SAPA, we, Ant Financial and Alipay entered into the Amended IPLA upon our receipt of the Issuance, at which time we also transferred certain intellectual property and assets to Ant Financial and its subsidiaries and the profit share payment arrangement was terminated, as described in "— Issuance of Equity Interest" above.

RELATED PARTY TRANSACTIONS

While the profit share payments have terminated under the Amended IPLA, Ant Financial may in certain circumstances continue to make certain royalty payments to us (as agreed to by Ant Financial and the Independent Committee), which may be used as pre-emptive rights funded payments under the SAPA, as described in "— Pre-emptive Rights" above.

Additionally, pursuant to the Amended IPLA, Ant Financial and its subsidiaries will receive expanded rights to apply for, register and manage certain intellectual property related to their businesses, subject to certain continuing restrictions and our rights, and we will cease to provide certain software technology services to Ant Financial and its subsidiaries.

The Amended IPLA will terminate upon the earliest of:

  •
  the full payment of all pre-emptive rights funded payments under the SAPA;

  •
  the closing of a qualified IPO of Ant Financial or Alipay; and

  •
  our transfer to Ant Financial of any remaining intellectual property we own that is exclusively related to the business of Ant Financial.

  Trademark Agreement

Pursuant to the SAPA, following our receipt of the Issuance, we transferred to Ant Financial ownership of several of the trademarks and domain names licensed by us to Ant Financial. However, the trademark agreement will remain in effect in accordance with its terms following the transaction to provide for a continued license of other trademarks that we will continue to own.

  Shared Services Agreement with Ant Financial

Service fees in connection with the administrative and support services provided by us to Ant Financial and its affiliates under the agreement amounted to RMB531 million, RMB676 million, RMB1,017 million, RMB186 million and RMB295 million (US$43 million) in fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, respectively. Service fees in connection with the administrative and support services provided by Ant Financial and its affiliates to us amounted to RMB15 million, RMB84 million, RMB80 million, RMB14 million and RMB22 million (US$3 million) in fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, respectively.

  Other Commercial Arrangements with Ant Financial

We also provide Ant Financial, its subsidiaries and affiliates with cloud computing services, marketplace software technology services and other services. Meanwhile, Ant Financial and its affiliates provide us with marketing support services in connection with membership management and other services. In fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, under these arrangements, service fees in connection with various services provided by us to Ant Financial and its affiliates amounted to RMB763 million, RMB1,503 million, RMB2,250 million, RMB412 million and RMB883 million (US$129 million), respectively. During the same periods, service fees in connection with the marketing support services and other services

RELATED PARTY TRANSACTIONS

provided by Ant Financial amounted to RMB937 million, RMB1,810 million, RMB1,248 million, RMB550 million and RMB681 million (US$99 million), respectively.

  Equity-based Award Arrangements

In order to encourage mutually beneficial cooperation, we have awarded RSUs and granted options to acquire our Shares to employees of Ant Financial and its subsidiaries. As of March 31, 2017, 2018 and 2019 and June 30, 2019, there were 23,743,856, 13,026,472, 15,051,768 and 12,011,080 of our Shares, after having accounted for the Share Split, respectively, underlying unvested RSUs and outstanding options held by employees of Ant Financial.

We entered into agreements with Ant Financial in calendar years 2012 and 2013 under which we will receive reimbursements for RSUs and options relating to our Shares granted to the employees of Ant Financial and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Grants of RSUs and options made subsequent to March 31, 2014 are not subject to these reimbursement arrangements. Pursuant to these agreements, we will, upon vesting of these RSUs and options, receive a cash reimbursement equal to their respective grant date fair value. The amounts of these reimbursements in fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019 were RMB30 million, RMB5 million, nil, nil and nil, respectively.

We understand that Jack Ma, who effectively controls approximately 50% of the voting interest in Ant Financial, believes that providing equity-related awards to our employees tied to the success of Ant Financial will enhance the value of our business because of the strategic importance of Alipay to our marketplaces and because, through our strategic and financial relationship with Ant Financial, we have a significant participation in the profits and value accretion of Ant Financial.

Relationship with Investment Funds Affiliated with Jack Ma

Jack Ma currently holds minority interests in the general partners of a number of Yunfeng investment funds, in which he is entitled to receive a portion of carried interest proceeds. We refer to these funds collectively as the Yunfeng Funds. He also holds minority interests in certain investment advisor entities of certain Yunfeng Funds. In addition, Jack, his wife, certain trusts established for the benefit of his family and certain entities controlled by Jack and his wife have committed, or are expected to commit, funds to the general partners or as limited partners of certain Yunfeng Funds.

Jack has either non-voting interests or has waived the exercise of his voting power with respect to his interests in each of the investment advisor entities and the managing entities of certain Yunfeng Funds. Jack has also agreed to donate all distributions of (x) carried interest proceeds he may receive in respect of the Yunfeng Funds and (y) dividends he may receive with respect to his holdings of shares in any investment advisor entity of the Yunfeng Funds, which we collectively refer to as the Yunfeng GP Distributions, to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by Jack that serve charitable purposes. In addition, Jack has agreed that, other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations. See "— Commitments of Jack Ma to Alibaba Group." We believe that, through its expertise, knowledge base and extensive

RELATED PARTY TRANSACTIONS

network of contacts in private equity in China, Yunfeng Capital will assist us in developing a range of relevant strategic investment opportunities.

The Yunfeng Funds have historically entered into co-investment transactions with us and third parties, such as our co-investment in Beijing Easyhome Furnishing Chain Group Co., Ltd., one of the largest home improvement supplies and furniture chains in the PRC. We have also invested in other businesses in which the Yunfeng Funds are shareholders, such as our acquisition in March 2017 of all of the issued and outstanding shares of Damai, a leading online ticketing platform for live events in China, in which an Yunfeng Fund was a shareholder.

Commitments of Jack Ma to Alibaba Group

Jack Ma, one of our directors, has confirmed the following commitments to our board of directors:

  •
  He intends to reduce and thereafter limit his direct and indirect economic interest in Ant Financial over time (for the avoidance of doubt, other than the equity stake in Ant Financial held by our Company), to a percentage that does not exceed his and his affiliates' interest in our Company immediately prior to our initial public offering and that the reduction will occur in a manner by which neither Jack nor any of his affiliates would receive any economic benefit;

  •
  He will donate all of his Yunfeng GP Distributions to, or for the benefit of, the Alibaba Group Charitable Fund or other entities identified by him that serve charitable purposes;

  •
  Other than his income tax obligations arising from recognition of income from Yunfeng GP Distributions, he will not claim any charitable deductions with respect to donations of his Yunfeng GP Distributions against his other income tax obligations; and

  •
  If required by us, while he remains an Alibaba executive, he will assume for our benefit legal ownership of investment vehicles, holding companies and variable interest entities that further our business interests in Internet, media and telecom related businesses and, in this case, he will disclaim all economic benefits from his ownership and enter into agreements to transfer any benefits to us (or as we may direct) when permitted by applicable law.

Pledge for the Benefit of and Loan Arrangement with a Related Party

In May 2015, we entered into a pledge with a financial institution in the PRC in connection with certain wealth management products with an aggregate principal amount of RMB7.3 billion we invested in to secure a RMB6.9 billion financing provided by this financial institution to Simon Xie, one of our founders and an equity holder in certain of our variable interest entities, to finance the minority investment by a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. As of June 30, 2019, RMB420 million of the pledge had been released. In addition, we entered into a loan agreement for a principal amount of up to RMB2.0 billion with Simon Xie in April 2015 to finance the repayment by Simon of the principal and interest under

RELATED PARTY TRANSACTIONS

this financing. These arrangements strengthen our strategic business cooperation with Wasu to enhance our entertainment strategy. Our loan to Simon will be made at an interest rate equal to SHIBOR as specified by us from time to time and is repayable in five years. The loan is secured by a pledge of Simon's limited partnership interest in the PRC limited partnership. As of June 30, 2019, the balance of this loan was RMB1,620 million (US$236 million).

Transactions with Weibo

We entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo, one of our equity investees, during fiscal year 2014. These agreements expired in January 2016. In fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, service fees in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements amounted to RMB340 million, RMB615 million, RMB624 million, RMB206 million and RMB156 million (US$23 million), respectively.

We also have other commercial arrangements with Weibo primarily relating to the provision of cloud computing services. Service fees in connection with the cloud computing services provided by us amounted to RMB105 million, RMB223 million, RMB304 million, RMB68 million and RMB71 million (US$10 million) in fiscal years 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, respectively.

Transactions with Other Investees

We have commercial arrangements with certain of our investees related to logistics services. Revenue recognized in connection with the logistics services we provided to our investees amounted to RMB72 million, RMB261 million, RMB24 million and RMB264 million (US$38 million) in the period from the date of consolidation of Cainiao Network in October 2017 to March 31, 2018, the year ended March 31, 2019 and the three months ended June 30, 2018 and 2019, respectively. Fees incurred in connection with the logistics service provided by our investees to Cainiao Network, after it became one of our consolidated subsidiaries, and certain of our other businesses in fiscal years 2018 and 2019 and the three months ended June 30, 2018 and 2019 amounted to RMB5,608 million, RMB12,933 million, RMB3,709 million and RMB2,226 million (US$324 million), respectively.

We have also extended loans to certain of our investees for working capital and other uses in conjunction with our investments. As of June 30, 2019, the aggregate outstanding balance of these loans was RMB2,401 million (US$350 million), with durations generally ranging from one month to ten years and interest rates of up to 10% per annum.

FORWARD LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our digital economy operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "target," "goal," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions.

The global and China Internet, retail, wholesale, online and mobile commerce, cloud computing and digital media and entertainment industries or markets may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our Shares and/or ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our Annual Reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.